As filed with the United States Securities and Exchange Commission on August __, 2002.

Registration No. 333-_____

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-4

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

TRICO MARINE SERVICES, INC.

(AND ITS SUBSIDIARIES IDENTIFIED IN FOOTNOTE (1) BELOW)

(Exact name of each registrant as specified in its charter)

Delaware	4424	72-1252405
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

250 North American Court

Houma, Louisiana  70363

(985) 851-3833

(Address, including zip code, and telephone number,

including area code, of registrants' principal executive offices)

Victor M. Perez

Vice President and Chief Financial Officer

Trico Marine Services, Inc.

2401 Fountainview Drive, Suite 920

Houston, Texas  77057

(713) 780-9926

(Name, address, including zip code, and telephone

number, including area code, of agent for service)

Copy to: William B. Masters, Esq. Jones, Walker, Waechter, Poitevent, Carrère & Denègre, L.L.P. 201 St. Charles Avenue New Orleans, Louisiana 70170 Phone: (504) 582-8000 Fax: (504) 582-8012

Approximate date of commencement of proposed sale to the public:

As soon as practicable after this registration statement becomes effective.

If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box.  

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the securities Act registration statement number of the earlier effective registration statement for the same offering.  

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be registered	Proposed maximum offering price per unit	Proposed maximum aggregate offering price(2)	Amount of registration fee
8 7/8% Senior Notes due 2012	$ 250,000,000	100%	$ 250,000,000	$23,000

(1)

Trico Marine Assets, Inc., a Delaware corporation (I.R.S. Employer Identification Number 72-1252404), and Trico Marine Operators, Inc., a Louisiana corporation (I.R.S. Employer Identification Number 72-1096124), each a wholly owned subsidiary of the Company, will each be a guarantor of the 8 7/8% Senior Notes due 2012.

(2)	Determined solely for the purpose of calculating the registration fee.

The registrants hereby amend this registration statement on such date or dates as may be necessary to delay its effective date until the registrants shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission acting pursuant to said section 8(a), may determine.

The information in this prospectus is not complete and may be changed.  We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective.  This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to completion, dated July __, 2002

Prospectus

Trico Marine Services, Inc.

Offer to Exchange

Up to $250,000,000 Registered 8 7/8% Senior Notes Due 2012

for

Any and all Outstanding Unregistered 8 7/8% Senior Notes Due 2012

                We are offering to exchange 8 7/8% Senior Notes due 2012 that we have registered under the Securities Act of 1933 (the exchange notes) for all outstanding 8 7/8% Senior Notes due 2012 (the outstanding notes).  In this prospectus we refer to the exchange notes and the outstanding notes collectively as the notes.

The Exchange Offer

•      We hereby offer to exchange all outstanding notes that are validly tendered and not withdrawn for an equal principal amount of exchange notes which are registered under the Securities Act of 1933.

•      The exchange offer will expire at 5:00 p.m. New York City time, on              , 2002, unless extended.

•      You may withdraw tenders of your outstanding notes at any time before the exchange offer expires.

•      The exchange notes are substantially identical to the outstanding notes, except that some of the transfer restrictions and registration rights relating to the outstanding notes will not apply to the exchange notes.

•      We believe that the exchange of outstanding notes will not be a taxable event for federal income tax purposes, but you should read "Certain United States Federal Income Tax Considerations" beginning on page 61 for more information.

•      We will not receive any proceeds from the exchange offer.

•      No public market currently exists for the notes.  We do not intend to list the exchange notes on any securities exchange and, therefore, no active public market is anticipated.

Investing in the exchange notes involves risks that we describe in the "Risk Factors" section beginning on page 9.

___________________________

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved the exchange notes or passed on the adequacy or accuracy of this prospectus and any representation to the contrary is a criminal offense.

The date of this prospectus is ______, 2002.

                We have not authorized anyone to give any information or represent anything to you other than the information in this prospectus.  You must not rely on any unauthorized information or representations.  We are not making an offer to sell the exchange notes in any jurisdiction where the offer or sale is not permitted.

THIS DOCUMENT INCORPORATES IMPORTANT BUSINESS AND FINANCIAL INFORMATION ABOUT US THAT IS NOT INCLUDED IN OR DELIVERED WITH THIS DOCUMENT BUT IS CONTAINED IN DOCUMENTS FILED WITH THE SEC.

YOU MAY REQUEST COPIES OF THESE DOCUMENTS FROM US, WITHOUT CHARGE, UPON WRITTEN OR ORAL REQUEST BY CONTACTING US AT: TRICO MARINE SERVICES, INC., 2401 FOUNTAINVIEW DRIVE, SUITE 920, HOUSTON, TEXAS  77057, (713) 780-9926.  IN ORDER TO ENSURE TIMELY DELIVERY OF THE DOCUMENTS, ANY REQUEST SHOULD BE MADE AT LEAST FIVE BUSINESS DAYS PRIOR TO THE DATE ON WHICH AN INVESTMENT DECISION IS TO BE MADE WITH RESPECT TO THE EXCHANGE NOTES OFFERED HEREBY AND IN ANY EVENT NO LATER THAN                  , 2002, WHICH IS FIVE BUSINESS DAYS PRIOR TO THE INITIAL EXPIRATION DATE OF THE EXCHANGE OFFER.

FORWARD-LOOKING STATEMENTS

This prospectus contains statements which may be considered "forward-looking statements."  All statements other than statements of historical fact are "forward-looking statements" for purposes of federal and state securities laws, including any projections of earnings, revenues or other financial items; any statements of the plans, strategies and objectives of management for future operations; any statements concerning proposed new products, services or developments; any statements regarding future economic conditions or performance; any statements of belief; and any statements of assumptions underlying any of the foregoing.  Forward-looking statements may include the words "may," "will," "estimate," "intend," "continue," "believe," "expect," "plan" or "anticipate" and other similar words.  Such forward-looking statements may be contained in the sections "Prospectus Summary" and "Risk Factors," among other places.

Although we believe that the expectations reflected in our forward-looking statements are reasonable, actual results could differ materially from those projected or assumed in our forward-looking statements.  Our future financial condition and results of operations, as well as any forward-looking statements, are subject to change and are subject to inherent risks and uncertainties, such as those disclosed in this prospectus.  We do not intend, and we undertake no obligation, to update any forward-looking statement.  Currently known risk factors include, but are not limited to, the factors described in this prospectus in the section "Risk Factors." We urge you to review carefully the section "Risk Factors" in this prospectus for a more complete discussion of the risks of an investment in the notes.

PROSPECTUS SUMMARY

This summary highlights the information contained elsewhere in this prospectus.  Because this is only a summary, it does not contain all of the information that may be important to you.  For a more complete understanding of the exchange offer, we encourage you to read this entire prospectus and the documents to which we refer you.  You should read the following summary together with the more detailed information included elsewhere or incorporated by reference in this prospectus.  In this prospectus, unless the context requires otherwise, all references to "Trico," "we," "us," "our" and the "company" refer to Trico Marine Services, Inc. and its consolidated subsidiaries and operations.  You should carefully consider the information set forth under the heading "Risk Factors."

Company Overview

We are a leading provider of marine support vessels to the oil and gas industry primarily in the Gulf of Mexico, the North Sea and Latin America.  Recently, we have begun operating in West Africa.  The services provided by our diversified fleet include the transportation of drilling materials, supplies and crews to drilling rigs and other offshore facilities, towing drilling rigs and equipment from one location to another and support for the construction, installation and maintenance of offshore facilities.  Using our larger and more sophisticated vessels, we also provide support for deepwater remotely operated vehicles (ROVs) and well stimulation and maintenance services.  We currently have a total fleet of 83 vessels, including 48 supply vessels, 12 large capacity platform supply vessels (PSVs), seven large anchor handling, towing and supply vessels (AHTSs), ten crew boats and six line-handling vessels.  We also have four vessels under construction that we expect to place into service during the remainder of 2002 and the first quarter of 2003.  One is a large capacity PSV being constructed in Norway and three are large crew boats being constructed in the United States.

Our Offices

Our principal executive offices are located at 250 North American Court, Houma, Louisiana, 70363, and our telephone number is (985) 851-3833.  We also maintain offices and operations bases in Texas, Norway, Scotland, Brazil and Nigeria.

Summary of the Exchange Offer

The Initial Offering of Outstanding Notes

We sold the outstanding notes on May 31, 2002 to the initial purchasers.  The initial purchasers subsequently resold the outstanding notes to qualified institutional buyers pursuant to Rule 144A under the Securities Act of 1933, as amended, and to non-U.S. Persons within the meaning of Regulation S under the Securities Act.

Registration Rights Agreement

On the date the outstanding notes were issued, we and our guarantors entered into a registration rights agreement with the initial purchasers in which we agreed:

•      to use all commercially reasonable efforts to file a registration statement within 90 days after the issue date of the notes, enabling holders to exchange the notes for publicly registered exchange notes with substantially identical terms;

•      to use all commercially reasonable efforts to cause the registration statement to become effective within 180 days after the issue date of the notes;

•      to consummate the exchange offer within 30 business days of the effective date of the registration statement; and

•      to file a shelf registration statement for the resale of notes if we cannot effect an exchange offer within the time periods listed above and in certain other circumstances.

If we and our guarantors do not comply with these registration obligations, we will be required to pay liquidated damages to holders of the notes under certain circumstances.  See "Description of Notes -- Registration Rights; Liquidated Damages."

The Exchange Offer

We are offering to exchange the exchange notes which have been registered under the Securities Act for your outstanding notes.  In order to be exchanged, an outstanding note must be properly tendered and accepted.  All outstanding notes that are validly tendered and not validly withdrawn will be exchanged.  We will issue exchange notes promptly after the expiration of the exchange offer.

Expiration Date	The exchange offer will expire at 5:00 p.m., New York City time, __________, 2002, unless we decide to extend the expiration date.
Conditions to the Exchange Offer	The exchange offer is subject to customary conditions, including that it does not violate applicable law or any applicable interpretation of the staff of the SEC. See "Exchange Offer -- Conditions."
Procedures for Tendering Outstanding Notes

If you wish to tender your outstanding notes for exchange in this exchange offer, you must transmit to the exchange agent on or before the expiration date either:

•      An original or a facsimile of a properly completed and duly executed copy of the letter of transmittal, which accompanies this prospectus, together with your outstanding notes and any other documentation required by the letter of transmittal, at the address provided on the cover page of the letter of transmittal; or

•      If the outstanding notes you own are held of record by The Depository Trust Company, or "DTC," in book-entry form and you are making delivery by book-entry transfer, a computer-generated message transmitted by means of the Automated Tender Offer Program System of DTC, or "ATOP," in which you acknowledge and agree to be bound by the terms of the letter of transmittal and which, when received by the exchange agent, forms a part of a confirmation of book-entry transfer.  As part of the book-entry transfer, DTC will facilitate the exchange of your outstanding notes and update your account to reflect the issuance of the exchange notes to you.  ATOP allows you to electronically transmit your acceptance of the exchange offer to DTC instead of physically completing and delivering a letter of transmittal to the exchange agent.

In addition, you must deliver to the exchange agent on or before the expiration date:

•      If you are effecting delivery by book-entry transfer, a timely confirmation of book-entry transfer of your outstanding notes into the account of the exchange agent at DTC; or

•      If necessary, the documents required for compliance with the guaranteed delivery procedures.

Special Procedures for Beneficial Owners

If you are the beneficial owner of book-entry interests and your name does not appear on a security position listing of DTC as the holder of the book-entry interests or if you are a beneficial owner of outstanding notes that are registered in the name of a broker, dealer, commercial bank, trust company or other nominee and you wish to tender the book-entry interest or outstanding notes in the exchange offer, you should contact the person in whose name your book-entry interests or outstanding notes are registered promptly and instruct that person to tender on your behalf.

Withdrawal Rights	You may withdraw the tender of your outstanding notes at any time prior to 5:00 p.m., New York City time, on the expiration date.
Federal Income Tax Considerations	We believe that the exchange of outstanding notes will not be a taxable event for U.S. federal income tax purposes. See "Certain United States Federal Tax Consequences."
Use of Proceeds	We will not receive any proceeds from the issuance of exchange notes pursuant to the exchange offer.
Exchange Agent	JP Morgan Chase Bank is serving as the exchange agent in connection with the exchange offer.

Summary of Terms of the Exchange Notes

The form and terms of the exchange notes are the same as the form and terms of the outstanding notes, except that the exchange notes will be registered under the Securities Act and therefore will not bear legends  restricting the transfer thereof.  The exchange notes represent the same debt as the outstanding notes.  Both the outstanding notes and the exchange notes are governed by the same indenture.  Unless otherwise required by the context, we use the term "notes" in this prospectus to refer collectively to the outstanding notes and the exchange notes.

Issuer	Trico Marine Services, Inc.
Securities	$250,000,000 million in aggregate principal amount of 8 7/8% Senior Notes due 2012.
Maturity Date	May 15, 2012.
Interest Payment Dates	May 15, and November 15, commencing November 15, 2002.
Rankings	The notes and subsidiary guarantees are senior obligations of ours and our subsidiary guarantors. Accordingly, they will rank:
• equally with all of our and our subsidiary guarantors' existing and future unsecured senior debt;
• ahead of any of our and our subsidiary guarantors' future debt that expressly provides for subordination to the notes or the guarantees;
• subordinated to any of our and our subsidiary guarantors' secured indebtedness to the extent of the value of the security for that indebtedness; and

•      the notes will also be subordinated to all indebtedness (including trade payables) of our non-guarantor subsidiaries.

As of March 31, 2002, on a pro forma basis after giving effect to the issuance of the notes and the application of the net proceeds therefrom, we and our subsidiary guarantors would have had approximately $18.0 million of secured debt outstanding under our existing domestic credit facility and an additional $27.0 million would have been available for future borrowings under this facility.  Our non-guarantor subsidiaries would have had aggregate indebtedness of $54.2 million, excluding other liabilities (which include trade payables) of $59.6 million.

Guarantees

All of our operations are conducted through our subsidiaries.  Our obligations under the notes will be jointly and severally and fully and unconditionally guaranteed by our existing and future restricted domestic subsidiaries except the Financing Subsidiary.  See "Description of Notes  -- Subsidiary Guarantees" and --  Certain Definitions."

A substantial portion of our operations are conducted through our foreign subsidiaries and our unrestricted domestic subsidiary, none of which will be guarantors of the notes. For the year ended December 31, 2001, the entities that will guarantee the notes as of the issue date generated approximately 58.5% of our revenues.  For the three months ended March 31, 2002, the entities that will guarantee the notes as of the issue date generated approximately 50.3% of our revenues.  See "Risk Factors."

Optional Redemption

On or after May 15, 2007, we may redeem some or all of the notes at any time at the redemption prices described in the section "Description of Notes -- Optional Redemption."

Before May 15, 2005, we may redeem up to 35% of the original aggregate principal amount of the notes with the net cash of certain public or private offerings of equity, provided at least 65% of the original aggregate principal amount of the notes remains outstanding after the redemption.

Mandatory Redemption

If we sell certain assets or experience specific kinds of changes in control, we must offer to repurchase the notes at the prices, plus accrued and unpaid interest, if any, to the date of redemption, listed in the section "Description of Notes -- Repurchase at the Option of Holders."

Covenants	We will issue the exchange notes under the indenture among us, the guarantors and the trustee. The indenture limits our ability, among other things, and that of our restricted subsidiaries to:
• incur additional indebtedness and issue preferred stock;
• pay dividends or make other distributions;
• make other restricted payments and investments;
• create liens;
• incur restrictions on the ability of our subsidiaries to pay dividends or other payments to us;
• sell assets;
• enter into sale and leaseback transactions;
• merge or consolidate with other entities; and
• enter into transactions with affiliates.
Each of the covenants is subject to a number of important exceptions and qualifications. See "Description of Notes -- Certain Covenants."

            For a discussion of certain risks that should be considered in connection with an investment in the notes, see "Risk Factors."

RISK FACTORS

You should carefully consider the risk factors set forth below as well as the other information contained in this prospectus or incorporated by reference herein  before purchasing the notes offered pursuant to this prospectus.  The risks described below are not the only risks facing us.  Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also materially and adversely affect our business operations.  Any of the following risks could materially and adversely affect our business, financial condition or results of operations.

Risks Relating to the Notes

Our substantial indebtedness could adversely affect our financial health and prevent us from fulfilling our obligations under these notes.

We have now and, after the exchange offer, will continue to have a significant amount of indebtedness.  On March 31, 2002, after giving pro forma effect to the offering of the outstanding notes, we would have had total indebtedness of $322.2 million (of which $250.0 million would have consisted of the notes, $50.2 million would have consisted of the credit facilities, and $22.0 million would have consisted of other indebtedness).  For our fiscal years 1999, 2000 and 2001, our earnings were insufficient to cover fixed charges by approximately $48.6 million, $18.8 million and $10.4 million, respectively.  In addition, for the three months ended March 31, 2002, our fixed charges exceeded earnings by approximately $7.4 million.

Our high level of debt could have important consequences to you, including the following:

•              we will need to use a large portion of our cash flow to pay principal and interest on the notes, our credit facilities, our 8 1/2% senior notes due 2005 until they are purchased on August 1, 2002 and other debt which will reduce the availability of our cash flow to fund working capital, capital expenditures and other business activities;

•              current and future indebtedness under our credit facilities will be secured;

•              increase our vulnerability to general adverse economic and industry conditions;

•              limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate;

•              restrict us from making strategic acquisitions or exploiting business opportunities;

•              make it more difficult for us to satisfy our obligations with respect to the notes;

•              place us at a competitive disadvantage compared to our competitors that have less debt;

•              limit our ability to make capital expenditures in order to maintain our vessels in good working order and repair; and

•              limit, along with the financial and other restrictive covenants in our indebtedness, among other things, our ability to borrow additional funds, dispose of assets or pay cash dividends.

We will require a significant amount of cash to service our indebtedness.  Our ability to generate cash depends on many factors beyond our control.

Our ability to make payments on and to refinance our debt, including the notes, and to fund maintenance and upgrades with respect to our vessels, as well as expand the size of our fleet through new vessel acquisitions or otherwise, will depend on our ability to generate cash in the future.  This is subject to general economic, financial, competitive, legislative, regulatory and other factors that may be beyond our control.

Based on our current level of operations, we believe our cash flow from operations, available cash and available borrowings under our credit facilities, will be adequate to meet our future liquidity needs for at least the next year barring any unforeseen circumstances which are beyond our control.

We cannot assure you, however, that our business will generate sufficient cash flow from operations or that future borrowings will be available to us under our credit facilities or otherwise in an amount sufficient to enable us to pay our indebtedness, including these notes, or to fund our other liquidity needs.  We may need to refinance all or a portion of our indebtedness, including these notes, on or before maturity.  We cannot assure you that we will be able to refinance any of our indebtedness, including our credit facilities and these notes, on commercially reasonable terms or at all.

Despite our and our subsidiaries current significant level of indebtedness, we may still be able to incur substantially more debt.  This could further exacerbate the risks associated with our substantial indebtedness.

We and our subsidiaries may be able to incur substantial additional indebtedness in the future.  Although the indenture governing the notes will contain restrictions on the incurrence of additional debt, these restrictions are subject to a number of qualifications and exceptions and, under certain circumstances, debt incurred in compliance with these restrictions could be substantial.  If new debt is added to our or our subsidiaries' current debt levels, the substantial risks described above would intensify.  See "Description of Notes."

The notes and the guarantees will be unsecured and effectively subordinated to our and our subsidiary guarantors' existing and future secured indebtedness.

The notes and the guarantees will be general unsecured obligations, junior in right of payment to all existing and future secured debt of ours and that of each subsidiary guarantor, respectively, including obligations under the secured credit facilities.  As of March 31, 2002, on a pro forma basis after giving effect to the issuance of the outstanding notes and the application of net proceeds therefrom, we and our subsidiary guarantors would have had approximately $18.0 million of secured debt outstanding under our existing domestic credit facility and an additional $27.0 million would have been available for future borrowings under this facility.  In addition, the indenture governing the notes will permit the incurrence of additional debt, some of which may be secured debt.  See "Description of Notes - Certain Covenants."

In the event that we or a subsidiary guarantor is declared bankrupt, becomes insolvent or is liquidated or reorganized, any debt that ranks ahead of the notes and the guarantees will be entitled to be paid in full from our assets or the assets of the guarantor, as applicable, before any payment may be made with respect to the notes or the affected guarantees.  Holders of the notes will participate ratably with all holders of our unsecured indebtedness that is deemed to be of the same class as the notes, and potentially with all of our other general creditors, based upon the respective amounts owed to each holder or creditor, in our remaining assets.  In any of the foregoing events, we cannot assure you that there will be sufficient assets to pay amounts due on the notes.  As a result, holders of notes may receive less, ratably, than holders of secured indebtedness.  The subordination provisions of the indenture also provide that we can make no payment to you during the continuance of payment defaults on our secured debt, and payments to you may be suspended for a period of up to 180 days if a nonpayment default exists under our secured debt.

Several of our subsidiaries are not guaranteeing the notes.  Claims of creditors of our non-guarantor subsidiaries will have priority with respect to the assets and earnings of such subsidiaries over your claims.

None of our foreign subsidiaries is guaranteeing the notes and our Financing Subsidiary, Trico Marine International, will not be guaranteeing the notes.  The notes will be structurally subordinated to all of the liabilities of any of our subsidiaries that do not guarantee the notes, including trade payables, secured creditors and creditors holding indebtedness or guarantees issued by such subsidiaries.  This is so even if such obligations do not constitute senior indebtedness.  In the event of a bankruptcy, liquidation or reorganization of any of the non-guarantor subsidiaries, holders of their debt and their trade creditors will generally be entitled to payment of their claims from the assets of those subsidiaries before any assets are made available for distribution to Trico Marine Services.  As of March 31, 2002, our non-guarantor subsidiaries had approximately $54.2 million of indebtedness excluding other liabilities (which include trade payables) of $59.6 million and held approximately 60% of our consolidated assets.  During the three months ended March 31, 2002, the non-guarantor subsidiaries generated approximately 56% of our consolidated revenues.

Any subsidiary guarantees of the notes may be subordinated or avoided by a court.

Substantially all of our operations are conducted through subsidiaries.  Our existing and future restricted domestic subsidiaries will be required by the terms of the indenture governing the notes to jointly and severally and fully and unconditionally guarantee the notes on a senior basis.

However, under the federal bankruptcy law and comparable provisions of state fraudulent transfer laws, a guarantee could be voided, or claims in respect of a guarantee could be subordinated to all other debts of that guarantor if, among other things, the guarantor, at the time it incurred the indebtedness evidenced by its guarantee:

•              received less than reasonably equivalent value or fair consideration for the incurrence of such guarantee; and

•              was insolvent or rendered insolvent by reason of such incurrence; or

•              was engaged in a business or transaction for which the guarantor's remaining assets constituted unreasonably small capital; or

•              intended to incur, or believed that it would incur, debts beyond its ability to pay such debts as they mature.

In such instances, the note holders would cease to have any claim in respect of that guarantee and would be creditors solely of us and any remaining guarantors.  In addition, any payment by that guarantor pursuant to its guarantee could be voided and required to be returned to the guarantor, or to a fund for the benefit of the creditors of the guarantor.

The measures of insolvency for purposes of these fraudulent transfer laws will vary depending upon the law applied in any proceeding to determine whether a fraudulent transfer has occurred.  Generally, however, a guarantor would be considered insolvent if:

•              the sum of its debts, including contingent liabilities, was greater than the fair saleable value of all of its assets; or

•              the present fair saleable value of its assets was less than the amount that would be required to pay its probable liability on its existing debts, including contingent liabilities, as they become absolute and mature; or

•              it could not pay its debts as they become due.

On the basis of historical financial information, recent operating history and other factors, we believe that each guarantor, after giving effect to its guarantee of these notes, will not be insolvent, will not have unreasonably small capital for the business in which it is engaged and will not have incurred debts beyond its ability to pay such debts as they mature.  We cannot assure you, however, as to what standard a court would apply in making these determinations or that a court would agree with our conclusions in this regard.

Because we are a holding company, we may have limited access to the cash flow of our subsidiaries to services our indebtedness.

We conduct all of our business through our wholly-owned subsidiaries.  Our only assets consist of all of the outstanding shares of our direct wholly-owned subsidiaries, which in turn, directly or indirectly own all of the outstanding shares in our other operating subsidiaries.  Accordingly, our ability to service our debt, including making payments of interest on the notes, will depend upon the ability of our subsidiaries to make such funds available to us through distributions.  Our existing credit facilities restrict our ability to access the cash flow of our subsidiaries and prohibit our ability to access our subsidiaries' cash flow if a default or event of default has occurred thereunder.  Additionally, our subsidiaries will be permitted under the terms of the indenture to incur additional indebtedness that may severely restrict or prohibit the making of distributions, the payment of dividends or the making of loans by such subsidiaries to us.  We cannot assure you that the agreements governing the current and future indebtedness of our subsidiaries will permit our subsidiaries to provide us with sufficient dividends, distributions or loans to fund payments on these notes when due.  If we fail to satisfy the financial covenants in our existing credit facilities, then we may be unable to make payments on the notes.

Our credit facilities impose restrictions on us that may affect our ability to successfully operate our business and our ability to make payments on the notes.

Our bank credit facilities and our existing indenture with respect to the outstanding 81/2% senior notes due 2005 include, and the indenture with respect to the exchange notes includes, certain covenants that, among other things, restrict our ability to:

•             borrow money;

•             create liens, other than a lien securing the bank credit facilities;

•             declare or pay dividends or make distributions of our stock;

•             sell or transfer any of our material property;

•             merge into or consolidate with any third party or sell or dispose of all or substantially all of our assets; and

•             make capital expenditures.

We are also required by our credit facilities to maintain certain financial ratios, including, but not limited to, debt service coverage and funded debt to EBITDA ratios.  All of these covenants may restrict our ability to expand or to pursue our business strategies.  Our ability to comply with these and other provisions of the indentures and the credit facilities may be affected by changes in our operating and financial performance, changes in business conditions or results of operation, adverse regulatory developments or other events beyond our control.  The breach of any of these covenants could result in a default under our indebtedness, which could cause those obligations to become due and payable.  If we default, we could be prohibited from making payments with respect to the notes until the default is cured or all indebtedness under the bank credit facilities and other secured debt is paid in full.  If any of our indebtedness were to be accelerated, there can be no assurance that we would be able to repay it.

Any failure to meet our debt obligations could harm our business, financial condition and results of operations.

If our cash flow and capital resources are insufficient to fund our debt obligations, we may be forced to sell assets, seek additional equity or debt capital or restructure our debt.  In addition, any failure to make scheduled payments of interest and principal on our outstanding indebtedness would likely result in a reduction of our credit rating, which could harm our ability to incur additional indebtedness on acceptable terms.  Our cash flow and capital resources may be insufficient for payment of interest on and principal of our debt in the future, including payments on the notes, and any alternative measures may be unsuccessful or may not permit us to meet scheduled debt service obligations, which could cause us to default on our obligations and impair our liquidity.

We will be required to repurchase all or a portion of the notes upon a change of control.

Upon certain change of control events, as that term is defined in the indenture, including a change of control caused by an unsolicited third party, we will be required to make an offer in cash to repurchase all or any part of each holder's notes at a price equal to 101% of the principle thereof, plus accrued interest.  The source of funds for any such repurchase would be our available cash or cash generated from operations or other sources, including borrowings, sales of equity or funds provided by a new controlling person or entity.  We cannot assure you that sufficient funds will be available at the time of any change of control event to repurchase all tendered notes pursuant to this requirement.  Our failure to offer to repurchase notes, or to repurchase notes tendered, following a change of control will result in a default under the indenture, which could lead to a cross-default under our bank credit facilities and under the terms of our other indebtedness.  In addition, our senior secured credit facilities would prohibit us from making any such required repurchases.  Prior to repurchasing the notes on a change of control event, we must either repay outstanding indebtedness under our senior secured credit facilities or obtain the consent of the lenders under those facilities.  If we do not obtain the required consents or repay our outstanding indebtedness under our credit facilities, we would remain effectively prohibited from offering to repurchase the notes.  See "Description of Notes - Repurchase at the Option of Holders."

A financial failure by us or any subsidiary guarantor may hinder the receipt of payment on the notes, as well as the enforcement of remedies under the subsidiary guarantees.

An investment in the notes involves insolvency and bankruptcy considerations that investors should consider carefully.  If we or any of our subsidiary guarantors becomes a debtor subject to insolvency proceedings under the U.S. bankruptcy code, it is likely to result in delays in the payment of the notes and in the exercise of enforcement of remedies under the notes or the subsidiary guarantees.  Provisions under the U.S. bankruptcy code or general principles of equity that could result in the impairment of holders' rights include the automatic stay, avoidance of preferential transfers by a trustee or debtor-in-possession, substantive consolidation, limitations of collectibility of unmatured interest or attorneys' fees and forced restructuring of the notes.

A financial failure by us, our subsidiaries or any other entity in which we have an interest may result in the assets of any or all of those entities becoming subject to the claims of all creditors of those entities.

A financial failure by us, our subsidiaries or any other entity in which we have an interest could affect payment of the notes if a bankruptcy court were to "substantively consolidate" us and our subsidiaries, including entities in which we have an interest but whose financial statements are not consolidated with ours.  If a bankruptcy court substantively consolidated us and our subsidiaries, including entities in which we have an interest but whose financial statements are not consolidated with ours, the assets of each entity would be subject to the claims of creditors of all entities.  This would expose our creditors, including the note holders, not only to the usual impairment arising from bankruptcy, but also to potential dilution of the amount ultimately recoverable because of the larger creditor base.  The indenture governing the notes will not limit the ability of entities whose financial statements are not consolidated with ours to incur debt, which could increase this risk.  Furthermore, forced restructuring of the notes could occur through the "cram-down" provisions of the U.S. bankruptcy code.  Under this provision, the notes could be restructured over the note holders objections as to their general terms, primarily interest rate and maturity.

No public market exists for the notes.  If an active trading market does not develop for these notes you may not be able to resell them.

We cannot assure you that an active trading market will develop for the notes.  If no active trading market develops, you may not be able to resell your notes at their fair market value or at all.  Future trading prices of the notes will depend on many factors, including, among other things, our ability to effect the exchange offer, prevailing interest rates, our operating results and the market for similar securities.  We have been informed by the initial purchasers that they currently intend to make a market in these notes after this offering is completed.  However, the initial purchasers may cease their market-making at any time.  We do not intend to apply for listing the notes on any securities exchange.

Risks Relating to Our Business and Operations

Market volatility, low oil and natural gas prices and excess vessel capacity affect demand for our services.  Excess vessel capacity also affects demand for our services.

Demand for our services depends heavily on activity in offshore oil and gas exploration, development and production.  The level of exploration and development activity typically decreases when oil and natural gas prices decrease.  While the international market is also susceptible to changes in industry activity due to energy price volatility, the availability of long-term contracts in this market compared to the Gulf of Mexico generally delays the reaction to fluctuations in energy prices.  A decline in the worldwide demand for oil and gas or prolonged low oil or natural gas prices depress offshore drilling and development activity.  A prolonged low level of activity in the areas where we operate will adversely affect the demand for our marine support services and substantially reduce our revenues.

Charter rates for marine support vessels also depend on the supply of vessels.  Excess vessel capacity in the industry can result primarily from the construction of new vessels and the mobilization of vessels between market areas.

During the last few years there has been a significant increase in construction of vessels of the type operated by us.  There are additional new vessels currently under construction which will be deployed throughout the world, including the Gulf of Mexico and international markets in which we operate.  The addition of new capacity to the worldwide offshore marine fleet increases vessel capacity, which in turn increases competition in the industry.  This increase in capacity coupled with a prolonged period of low oil and gas prices increases competition and reduces our day rates and utilization levels, which would likely have a material adverse effect on our financial condition and results of operation.

We operate in a highly competitive industry.

Our business is highly competitive.  Certain of our competitors have significantly greater financial resources than us and more experience operating in international areas.  Competition in the marine support services industry primarily involves factors such as:

          •             price, service and reputation of vessel operators and crews; and

          •             the quality and availability of vessels of the type and size needed by the customer.

Operating hazards may increase our operating costs; our insurance coverage is limited.

Marine support vessels are subject to operating risks such as catastrophic marine disaster, adverse weather conditions, mechanical failure, collisions, oil and hazardous substance spills and navigation errors.  The occurrence of any of these events may result in damage to or loss of our vessels and our vessels' tow or cargo or other property and in injury to passengers and personnel.  Such occurrences may also result in a significant increase in operating costs or liability to third parties.  We maintain insurance coverage against certain of these risks, which our management considers to be customary in the industry.  We cannot assure you, however, that we can renew our existing insurance coverage at commercially reasonable rates or that such coverage will be adequate to cover future claims that may arise.  In addition, the terrorist attacks that took place in the U.S. on September 11, 2001 have caused an increase in the cost of our insurance coverage and could impact our ability to renew our existing coverage in the future.  The occurrence of an event that is not fully covered by our insurance could have a material adverse effect on our business, financial condition and results of operations.

Compliance with governmental regulations may impose additional costs.

We must comply with federal, state and local regulations, as well as certain international conventions, private industry organizations and agencies, and laws and regulations in jurisdictions where our vessels operate and are registered.  These regulations govern worker health and safety and the manning, construction and operation of vessels.  These organizations establish safety criteria and are authorized to investigate vessel accidents and recommend approved safety standards.  If we fail to comply with the requirements of any of these laws or the rules or regulations of these agencies and organizations, we could be subject to substantial fines, penalties or other restrictions.

Our operations also are subject to federal, state and local laws and regulations that control the discharge of pollutants into the environment and that otherwise relate to environmental protection.  While our insurance policies provide coverage for accidental occurrence of seepage and pollution or clean up and containment of the foregoing, pollution and similar environmental risks generally are not fully insurable.  We may incur substantial costs in complying with such laws and regulations, and noncompliance can subject us to substantial liabilities.  The laws and regulations applicable to us and our operations may change.  If we violate any of such laws or regulations, this could result in significant liability to us.  In addition, any amendment to such laws or regulations that mandates more stringent compliance standards would likely cause an increase in our vessel operating expenses.

Our marine operations are seasonal and depend, in part, on weather conditions.

In the Gulf of Mexico, we have historically enjoyed our highest utilization rates during the second and third fiscal quarters, as mild weather provides favorable conditions for offshore exploration, development and construction.  Adverse weather conditions during the winter months generally curtail offshore development operations.  Activity in the North Sea is also subject to delays during periods of adverse weather.  Accordingly, the results of any one quarter are not necessarily indicative of annual results or continuing trends.

As our fleet of vessels ages, our expenditures for maintenance and repair of the vessels will increase, and we may have to replace them through acquisitions of new or used vessels.

The average age of our vessels is approximately 16 years.  Expenditures required for the repair, certification and maintenance of a vessel typically increase with vessel age.  These expenditures may increase to a level at which they are no longer economically justifiable.  We cannot assure you that we will be able to maintain our fleet by extending the economic life of existing vessels through major refurbishment or by acquiring new or used vessels.

Currency fluctuations could adversely affect our results of operations.

Due to the size of our international operations, a significant percentage or our business is conducted in currencies other than the U.S. Dollar.  We are primarily exposed to fluctuations in the foreign currency exchange rates of the Norwegian Kroner, the British Pound and the Brazilian Real.  Changes in the value of these currencies relative to the U.S. Dollar could result in translation adjustments reflected as comprehensive losses on our balance sheet.  In addition, transaction gains and losses could contribute to fluctuations in our results of operations.  Due to the fluctuation of these currencies, primarily the Norwegian Kroner, we incurred unfavorable accumulated foreign currency translation adjustments of $27.0 million, $30.1 million and $1.0 million in the years ended December 31, 1999, 2000 and 2001, respectively.  Future fluctuations in these foreign currencies may result in foreign exchange gains or additional losses.

Economic, political and other risks associated with our international operations could adversely affect our business.

Our international operations are subject to a number of risks inherent to operating in foreign countries.  These risks include, among others:

•             political instability;

•             potential vessel seizure or nationalization of assets;

•             currency restrictions and exchange rate fluctuations; and

•             import and export quotas and other forms of public and governmental regulation.

All of these risks are beyond our control.  We cannot predict the nature and the likelihood of any such events.  However, if such an event should occur, it could have a material adverse effect on our financial condition and results of operations.

A terrorist attack could have a material adverse effect on our business.

The terrorist attacks that took place on September 11, 2001 in the U.S. were unprecedented events that have created many economic and political uncertainties, some of which may materially impact our business.  The long-term effects of those attacks on our business are unknown.  The potential for future terrorist attacks, the national and international response to terrorist attacks, and other acts of war or hostility have created many economic and political uncertainties, which could adversely affect our business for the short or long-term in ways that cannot presently be predicted.

We depend on key personnel.

We depend on the continued services of our executive officers and other key management personnel, particularly our Chairman and our Chief Executive Officer.  If we were to lose any of these officers or other management personnel, such a loss could result in inefficiencies in our operations, lost business opportunities or the loss of one or more customers.

Risks Related To The Exchange Offer

If You Do Not Properly Tender Your Outstanding Notes, You Will Continue To Hold Unregistered Old Notes And Your Ability To Transfer Outstanding Notes Will Be Adversely Affected.

We will only issue exchange notes in exchange for outstanding notes that are timely received by the exchange agent together with all required documents, including a properly completed and signed letter of transmittal.  Therefore, you should allow sufficient time to ensure timely delivery of the outstanding notes and you should carefully follow the instructions on how to tender your outstanding notes.  Neither we nor the exchange agent are required to tell you of any defects or irregularities with respect to your tender of the outstanding notes.  If you do not tender your outstanding notes or if we do not accept your outstanding notes because you did not tender your outstanding notes properly, then, after we consummate the exchange offer, you may continue to hold outstanding notes that are subject to the existing transfer restrictions.  If you are a broker-dealer that receives exchange notes for your own account in exchange for outstanding notes that you acquired as a result of market-making activities or any other trading activities, you will be required to acknowledge that you will deliver a prospectus in connection with any resale of such exchange notes.  After the exchange offer is consummated, if you continue to hold any outstanding notes, you may have difficulty selling them because there will be less outstanding notes outstanding.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA

The following table sets forth our selected historical consolidated financial data as of and for the five fiscal years ended December 31, 1997, 1998, 1999, 2000, and 2001, which have been derived from our audited consolidated financial statements, and as of and for the three months ended March 31, 2001 and 2002, which have been derived from our unaudited consolidated financial statements.  The unaudited interim financial data reflects adjustments, consisting only of normal, recurring accruals, which our management considers necessary to present fairly the financial information for such period.  The information shown in the table below may not be indicative of our future results, and the results of operations for the interim periods are not necessarily indicative of results for a full year.  You should read this information in conjunction with the discussion under "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and the notes thereto set forth in our Annual Report on Form 10-K for the year ended December 31, 2001 and Quarterly Report on Form 10-Q for the quarter ended March 31, 2002 incorporated by reference into this prospectus.

	Fiscal Year Ended December 31,					Three Months Ended March 31,
	1997(1)	1998	1999	2000	2001	2001	2002
						(Unaudited)
	(In thousands, except share and ratio data)
Income Statement Data:
Total revenues	$125,480	$ 186,245	$ 110,800	$ 132,887	$182,625	$ 43,277	$ 32,108
Operating expenses	$ 63,427	$ 120,742	$ 125,497	$ 121,520	$165,372	$ 33,407	$ 32,452
Operating income (loss)	62,053	65,503	(14,697)	11,367	17,253	9,870	(344)
Income (loss) before extraordinary Item	$ 35,299	$ 25,280	$ (31,580)	$ (13,437)	$ (6,923)	$ 1,963	$ (4,793)
Extraordinary item	--	--	(1,830)	715	--	--	--
Net income (loss)	$ 35,299	$ 25,280	$ (33,410)	$ (12,722)	$ (6,923)	$ 1,963	$ (4,793)

Basic earnings per common share: (2)
Income (loss) before extraordinary Item	$ 2.22	$ 1.24	$ (1.26)	$ (0.41)	$ (0.19)	$ 0.05	$ (0.13)
Extraordinary item	--	--	(0.07)	0.02	--	--	--

Net income (loss)	$ 2.22	$ 1.24	$ (1.33)	$ (0.39)	$ (0.19)	$ 0.05	$ (0.13)

Weighted average common shares	15,895,023	20,342,244	25,062,934	32,827,836	36,250,604	36,246,341	36,254,335

Diluted earnings per common share: (2)
Income (loss) before extraordinary Item	$ 2.11	$ 1.20	$ (1.26)	$ (0.41)	$ (0.19)	$ 0.05	$ (0.13)
Extraordinary item	--	--	(0.07)	0.02	--	--	--

Net income (loss)	$ 2.11	$ 1.20	$ (1.33)	$ (0.39)	$ (0.19)	$ 0.05	$ (0.13)

Weighted average common shares	16,758,466	21,015,313	25,062,934	32,827,836	36,250,604	36,946,069	36,254,335

Ratio of earnings to fixed charges(3)	7.1x	2.0x	--	--	--	1.4x	--

	As of December 31,					As of March 31,
	1997(1)	1998	1999	2000	2001	2001	2002
Balance Sheet Data:
Total assets.	$ 698,781	$ 768,890	$ 730,579	$ 678,122	$ 655,712	$ 655,935	$ 647,838
Long term debt, including current maturities	372,086	404,551	401,128	326,655	305,095	319,474	302,071

_______________

(1)   The data for 1997 reflects the results of our North Sea operations for December 1997 only and the consolidation of its assets and liabilities with those of the Company at December 31, 1997.

(2)   Per share data has been adjusted to reflect a 100% stock dividend effective June 9, 1997.

(3)   For the purpose of computing the ratio of earnings to fixed charges, earnings consist of income from continuing operations plus fixed charges, excluding capitalized interest, and fixed charges consist of interest, whether expensed or capitalized, and amortization of loan costs.  In fiscal years 1999, 2000 and 2001, earnings were insufficient to cover fixed charges by approximately $48.6 million, $18.8 million and $10.4 million, respectively.  For the three months ended March 31, 2002, fixed charges exceeded earnings by approximately $7.4 million.

USE OF PROCEEDS

We will not receive any cash proceeds from the issuance of the exchange notes.

EXCHANGE OFFER

Purpose and Effect of the Exchange Offer

Together with the sale by us of the outstanding notes on May 31, 2002, we entered into a registration rights agreement with the initial purchasers, which requires that we file a registration statement under the Securities Act with respect to the exchange notes and, upon the effectiveness of that registration statement, offer to the holders of the outstanding notes the opportunity to exchange their outstanding notes for a like principal amount of exchange notes. The exchange notes will be issued without a restrictive legend and generally may be reoffered and resold without registration under the Securities Act. The registration rights agreement further provides that we must use all commercially reasonable efforts to cause the registration statement with respect to the exchange offer to be declared effective by the Commission within 180 days of the issue date of the outstanding notes and use all commercially reasonable efforts to consummate the exchange offer within 30 business days of the effective date of the registration statement. A copy of the registration rights agreement has been filed with the Commission and incorporated by reference into this prospectus, and this summary of the material provisions of the registration rights agreement does not purport to be complete and is qualified in its entirety by reference to the complete registration rights agreement.  Copies of the registration rights agreement are available as set for the below under "─Available Information and Incorporation by Reference."

Except as set forth under "─ Registration Rights; Liquidated Damages," our obligations with respect to the registration of the outstanding notes and the exchange notes will terminate upon the completion of the exchange offer. Following the completion of the exchange offer, holders of outstanding notes not tendered will not have any further registration rights other than as set forth under "─ Registration Rights; Liquidated Damages," and those outstanding notes will continue to be subject to certain restrictions on transfer. Accordingly, the liquidity of the market for the outstanding notes could be adversely affected upon consummation of the exchange offer.

To participate in the exchange offer, each holder will be required to furnish to us a written representation to the effect that:

•              it is not an affiliate of ours,

•              it is not engaged in, and does not intend to engage in, and has no arrangement or understanding with any person to participate in, a distribution of the exchange notes to be issued in the exchange offer, and

•              it is acquiring the exchange notes in its ordinary course of business.

Based on an interpretation by the Commission's staff set forth in no-action letters issued to third parties unrelated to us, we believe that, with the exceptions set forth below, exchange notes issued in the exchange offer may be offered for resale, resold and otherwise transferred by the holder of exchange notes without compliance with the registration and prospectus delivery requirements of the Securities Act, unless the holder:

•       is an "affiliate" of ours within the meaning of Rule 405 under the Securities Act;

•       is a broker-dealer who purchased old notes directly from us for resale under Rule 144A or Regulation S or any other available exemption under the Securities Act;

•       acquired the exchange notes other than in the ordinary course of the holder's business; or

•       the holder has an arrangement with any Person to engage in the distribution of exchange notes.

Any holder who tenders in the exchange offer for the purpose of participating in a distribution of the exchange notes cannot rely on this interpretation by the Commission's staff and must comply with the registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction. Each broker-dealer that receives exchange notes for its own account in exchange for old notes, where such old notes were acquired by such broker-dealer as a result of market making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of such exchange notes. See "Plan of Distribution."  Broker-dealers who acquired outstanding notes directly from us and not as a result of market making activities or other trading activities may not rely on the staff's interpretations discussed above or participate in the exchange offer and must comply with the prospectus delivery requirements of the Securities Act in order to sell the outstanding notes.

Under certain circumstances specified in the registration rights agreement, we may be required to file a "shelf" registration statement for a continuous offering in connection with the old notes pursuant to Rule 415 under the Securities Act.  See " Registration Rights; Liquidated Damages."

Terms of the Exchange Offer

Upon the terms and subject to the conditions set forth in this prospectus and in the letter of transmittal, we will accept any and all outstanding notes validly tendered and not withdrawn prior to 5:00 p.m., New York City time, on the expiration date of the exchange offer. We will issue $1,000 principal amount of exchange notes in exchange for each $1,000 principal amount of outstanding notes accepted in the exchange offer. Any holder may tender some or all of its outstanding notes pursuant to the exchange offer. However, outstanding notes may be tendered only in integral multiples of $1,000.

The form and terms of the exchange notes are the same as the form and terms of the outstanding notes except that:

•      the exchange notes bear a different CUSIP Number from the outstanding notes;

•      the exchange notes have been registered under the Securities Act and hence will not bear legends restricting the transfer thereof; and

•      the holders of the exchange notes will not be entitled to certain rights under the registration rights agreement, including the provisions providing for liquidated damages in certain circumstances relating to the timing of the exchange offer, all of which rights will terminate when the exchange offer is terminated.

The exchange notes will evidence the same debt as the outstanding notes and will be entitled to the benefits of the indenture.

As of the date of this prospectus, $250,000,000 aggregate principal amount of the outstanding notes were outstanding.  We intend to conduct the exchange offer in accordance with the applicable requirements of the Exchange Act and the rules and regulations of the SEC thereunder.

We will be deemed to have accepted validly tendered outstanding notes when, as and if we have given oral or written notice thereof to JPMorgan Chase Bank (the exchange agent). The exchange agent will act as agent for the tendering holders for the purpose of receiving the exchange notes from us.

If any tendered outstanding notes are not accepted for exchange because of an invalid tender, the occurrence of specified other events set forth in this prospectus or otherwise, the certificates for any unaccepted outstanding notes will be returned, without expense, to the tendering holder thereof as promptly as practicable after the expiration date of the exchange offer.

Holders who tender outstanding notes in the exchange offer will not be required to pay brokerage commissions or fees or, subject to the instructions in the letter of transmittal, transfer taxes with respect to the exchange of outstanding notes pursuant to the exchange offer. We will pay all charges and expenses, other than transfer taxes in certain circumstances, in connection with the exchange offer.  See "-- Fees and Expenses."

Expiration Date; Extensions; Amendments

The expiration date shall be 5:00 p.m., New York City time, on ________, 2002, unless we, in our sole discretion, extend the exchange offer, in which case the expiration date shall be the latest date and time to which the exchange offer is extended.  In order to extend the exchange offer, we will notify the exchange agent and each registered holder of any extension by oral or written notice prior to 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration date.  We reserve the right, in our sole discretion:

•      to delay accepting any outstanding notes, to extend the exchange offer or, if any of the conditions set forth under "─ Conditions" shall not have been satisfied, to terminate the exchange offer, by giving oral or written notice of that delay, extension or termination to the exchange agent, or

•      to amend the terms of the exchange offer in any manner.

In the event that we make a fundamental change to the terms of the exchange offer, we will file a post-effective amendment to the registration statement.

Interest on the Exchange Notes

The exchange notes will bear interest from their date of issuance.  Holders of outstanding notes that are accepted for exchange will receive, in cash, accrued interest thereon to, but not including, the date of issuance of the exchange notes.  Such interest will be paid with the first interest payment on the exchange notes on November 15, 2002. Interest on the outstanding notes accepted for exchange will cease to accrue upon issuance of the exchange notes.  Interest on the exchange notes is payable semi-annually on each May 15 and November 15, commencing on November 15, 2002.

Procedures for Tendering

Only a holder of outstanding notes may tender outstanding notes in the exchange offer. To tender in the exchange offer, a holder must complete, sign and date the letter of transmittal, or a facsimile thereof, have the signatures thereon guaranteed if required by the letter of transmittal or transmit an agent's message in connection with a book-entry transfer, and mail or otherwise deliver the letter of transmittal or the facsimile, together with the outstanding notes and any other required documents, to the exchange agent prior to 5:00 p.m., New York City time, on the expiration date. To be tendered effectively, the outstanding notes, letter of transmittal or an agent's message and other required documents must be completed and received by the exchange agent at the address set forth below under "Exchange Agent" prior to 5:00 p.m., New York City time, on the expiration date. Delivery of the outstanding notes may be made by book-entry transfer in accordance with the procedures described below. Confirmation of the book-entry transfer must be received by the exchange agent prior to the expiration date.

The term "agent's message" means a message, transmitted by a book-entry transfer facility to, and received by, the exchange agent forming a part of a confirmation of a book-entry, which states that the book-entry transfer facility has received an express acknowledgment from the participant in the book-entry transfer facility tendering the outstanding notes that the participant has received and agrees: (1) to participate in ATOP; (2) to be bound by the terms of the letter of transmittal; and (3) that we may enforce the agreement against the participant.

The tender by a holder and our acceptance thereof will constitute agreement between the holder and us in accordance with the terms and subject to the conditions set forth in this prospectus and in the letter of transmittal or agent's message.

The method of delivery of outstanding notes and the letter of transmittal or agent's message and all other required documents to the exchange agent is at the election and sole risk of the holder. As an alternative to delivery by mail, holders may wish to consider overnight or hand delivery service. In all cases, sufficient time should be allowed to assure delivery to the exchange agent before the expiration date. No letter of transmittal or outstanding notes should be sent to us. Holders may request their respective brokers, dealers, commercial banks, trust companies or nominees to effect the above transactions for them.

Any beneficial owner whose outstanding notes are registered in the name of a broker, dealer, commercial bank, trust company or other nominee and who wishes to tender should contact the registered holder promptly and instruct the registered holder to tender on the beneficial owner's behalf.

Signatures on a letter of transmittal or a notice of withdrawal, as the case may be, must be guaranteed by a member of the Medallion System unless the outstanding notes tendered pursuant to the letter of transmittal are tendered (1) by a registered holder who has not completed the box entitled "Special Registration Instructions" or "Special Delivery Instructions" on the letter of transmittal or (2) for the account of a member firm of the Medallion System. In the event that signatures on a letter of transmittal or a notice of withdrawal, as the case may be, are required to be guaranteed, the guarantee must be by a member firm of the Medallion System.

If the letter of transmittal is signed by a person other than the registered holder of any outstanding notes listed in this prospectus, the outstanding notes must be endorsed or accompanied by a properly completed bond power, signed by the registered holder as the registered holder's name appears on the outstanding notes with the signature thereon guaranteed by a member firm of the Medallion System.

If the letter of transmittal or any outstanding notes or bond powers are signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity, the person signing should so indicate when signing, and evidence satisfactory to us of its authority to so act must be submitted with the letter of transmittal.

We understand that the exchange agent will make a request promptly after the date of this prospectus to establish accounts with respect to the outstanding notes at DTC for the purpose of facilitating the exchange offer, and subject to the establishment thereof, any financial institution that is a participant in DTC's system may make book-entry delivery of outstanding notes by causing DTC to transfer the outstanding notes into the exchange agent's account with respect to the outstanding notes in accordance with DTC's procedures for the transfer. Although delivery of the outstanding notes may be effected through book-entry transfer into the exchange agent's account at DTC, unless an agent's message is received by the exchange agent in compliance with ATOP, an appropriate letter of transmittal properly completed and duly executed with any required signature guarantee and all other required documents must in each case be transmitted to and received or confirmed by the exchange agent at its address set forth below on or prior to the expiration date, or, if the guaranteed delivery procedures described below are complied with, within the time period provided under the procedures. Delivery of documents to DTC does not constitute delivery to the exchange agent.

All questions as to the validity, form, eligibility, including time of receipt, acceptance of tendered outstanding notes and withdrawal of tendered outstanding notes will be determined by us in our sole discretion, which determination will be final and binding. We reserve the absolute right to reject any and all outstanding notes not properly tendered or any outstanding notes our acceptance of which would, in the opinion of our counsel, be unlawful. We also reserve the right in our sole discretion to waive any defects, irregularities or conditions of tender as to particular outstanding notes. Our interpretation of the terms and conditions of the exchange offer, including the instructions in the letter of transmittal, will be final and binding on all parties. Unless waived, any defects or irregularities in connection with tenders of outstanding notes must be cured within the time we determine. Although we intend to notify holders of defects or irregularities with respect to tenders of outstanding notes, neither we, the exchange agent nor any other person will incur any liability for failure to give the notification. Tenders of outstanding notes will not be deemed to have been made until the defects or irregularities have been cured or waived. Any outstanding notes received by the exchange agent that are not properly tendered and as to which the defects or irregularities have not been cured or waived will be returned by the exchange agent to the tendering holders, unless otherwise provided in the letter of transmittal, as soon as practicable following the expiration date.

Guaranteed Delivery Procedures

Holders who wish to tender their outstanding notes and (1) whose outstanding notes are not immediately available, (2) who cannot deliver their outstanding notes, the letter of transmittal or any other required documents to the exchange agent or (3) who cannot complete the procedures for book-entry transfer, prior to the expiration date, may effect a tender if:

(A)          the tender is made through a member firm of the Medallion System;

(B)          prior to the expiration date, the exchange agent receives from a member firm of the Medallion System a properly completed and duly executed Notice of Guaranteed Delivery by facsimile transmission, mail or hand delivery setting forth the name and address of the holder, the certificate number(s) of the outstanding notes and the principal amount of outstanding notes tendered, stating that the tender is being made thereby and guaranteeing that, within three New York Stock Exchange trading days after the expiration date, the letter of transmittal or facsimile thereof together with the certificate(s) representing the outstanding notes or a confirmation of book-entry transfer of the outstanding notes into the exchange agent's account at DTC, and any other documents required by the letter of transmittal will be deposited by the member firm of the Medallion System with the exchange agent; and

(C)          the properly completed and executed letter of transmittal or facsimile thereof, as well as the certificate(s) representing all tendered outstanding notes in proper form for transfer or a confirmation of book-entry transfer of the outstanding notes into the exchange agent's account at DTC, and all other documents required by the letter of transmittal are received by the exchange agent within three New York Stock Exchange trading days after the expiration date.

Upon request to the exchange agent, a Notice of Guaranteed Delivery will be sent to holders who wish to tender their outstanding notes according to the guaranteed delivery procedures set forth above.

Withdrawal of Tenders

Except as otherwise provided in this prospectus, tenders of outstanding notes may be withdrawn at any time prior to 5:00 p.m., New York City time, on the expiration date.

To withdraw a tender of outstanding notes in the exchange offer, a telegram, telex, letter or facsimile transmission notice of withdrawal must be received by the exchange agent at its address set forth in this prospectus prior to 5:00 p.m., New York City time, on the expiration date of the exchange offer. Any notice of withdrawal must:

(1)          specify the name of the person having deposited the outstanding notes to be withdrawn;

(2)          identify the outstanding notes to be withdrawn, including the certificate number(s) and principal amount of the outstanding notes, or, in the case of outstanding notes transferred by book-entry transfer, the name and number of the account at DTC to be credited;

(3)          be signed by the holder in the same manner as the original signature on the letter of transmittal by which the outstanding notes were tendered, including any required signature guarantees, or be accompanied by documents of transfer sufficient to have the trustee with respect to the outstanding notes register the transfer of the outstanding notes into the name of the person withdrawing the tender; and

(4)          specify the name in which any outstanding notes are to be registered, if different from that of the person depositing the outstanding notes to be withdrawn.

All questions as to the validity, form and eligibility, including time of receipt, of the notices of withdrawal will be determined by us. Our determination will be final and binding on all parties. Any outstanding notes so withdrawn will be deemed not to have been validly tendered for purposes of the exchange offer and no exchange notes will be issued with respect thereto unless the outstanding notes so withdrawn are validly retendered. Any outstanding notes which have been tendered but which are not accepted for exchange will be returned to the holder thereof without cost to the holder as soon as practicable after withdrawal, rejection of tender or termination of the exchange offer. Properly withdrawn outstanding notes may be retendered by following one of the procedures described above under "--Procedures for Tendering" at any time prior to the expiration date.

Conditions

Notwithstanding any other term of the exchange offer, we will not be required to accept for exchange, or exchange notes for, any outstanding notes, and may terminate or amend the exchange offer as provided in this prospectus before the acceptance of the outstanding notes, if:

(1)          any action or proceeding is instituted or threatened in any court or by or before any governmental agency with respect to the exchange offer which, in our sole judgment, might materially impair our ability to proceed with the exchange offer or any material adverse development has occurred in any existing action or proceeding with respect to us or any of our subsidiaries; or

(2)          any law, statute, rule, regulation or interpretation by the staff of the SEC is proposed, adopted or enacted, which, in our sole judgment, might materially impair our ability to proceed with the exchange offer or materially impair the contemplated benefits of the exchange offer to us; or

(3)          any governmental approval has not been obtained, which approval we, in our sole discretion, deem necessary for the consummation of the exchange offer as contemplated by this prospectus.

If we determine in our sole discretion that any of the conditions are not satisfied, we may (1) refuse to accept any outstanding notes and return all tendered outstanding notes to the tendering holders, (2) extend the exchange offer and retain all outstanding notes tendered prior to the expiration of the exchange offer, subject, however, to the rights of holders to withdraw the outstanding notes (see "--Withdrawal of Tenders") or (3) waive the unsatisfied conditions with respect to the exchange offer and accept all properly tendered outstanding notes which have not been withdrawn.

Exchange Agent

JP Morgan Chase Bank has been appointed as exchange agent for the exchange offer. Questions and requests for assistance, requests for additional copies of this prospectus or of the letter of transmittal and requests for Notice of Guaranteed Delivery should be directed to the exchange agent addressed as follows:

600 Travis, Suite 1150

Houston, Texas  77002

Telephone:  713-216-4931

Facsimile:  713-577-5200

Attention:  Rebecca A. Newman

Delivery to an address other than set forth above will not constitute a valid delivery.

Fees and Expenses

We have not retained any dealer-manager in connection with the exchange offer and will not make any payments to brokers, dealers or others soliciting acceptances of the exchange offer. We will, however, pay the exchange agent reasonable and customary fees for its services and will reimburse it for its reasonable out-of-pocket expenses incurred in connection with these services.

We will pay the cash expenses to be incurred in connection with the exchange offer. Such expenses include fees and expenses of the exchange agent and trustee, accounting and legal fees and printing costs, among others.

Accounting Treatment

The exchange notes will be recorded at the same carrying value as the outstanding notes, which is face value, as reflected in our accounting records on the date of exchange. Accordingly, we will not recognize any gain or loss for accounting purposes as a result of the exchange offer. The expenses of the exchange offer will be deferred and charged to expense over the term of the exchange notes.

Consequences of Failure to Exchange

The outstanding notes that are not exchanged for exchange notes pursuant to the exchange offer will remain restricted securities. Accordingly, the outstanding notes may be resold only:

(1)          to us upon redemption thereof or otherwise;

(2)          so long as the outstanding notes are eligible for resale pursuant to Rule 144A, to a person inside the United States whom the seller reasonably believes is a qualified institutional buyer within the meaning of Rule 144A under the Securities Act in a transaction meeting the requirements of Rule 144A, or pursuant to another exemption from the registration requirements of the Securities Act, which other exemption is based upon an opinion of counsel reasonably acceptable to us;

(3)          outside the United States to a non-U.S. person in a transaction meeting the requirements of Rule 904 under the Securities Act; or

(4)          pursuant to an effective registration statement under the Securities Act, in each case in accordance with any applicable securities laws of any state of the United States.

Resale of the Exchange Notes

With respect to resales of exchange notes, based on interpretations by the staff of the SEC set forth in no-action letters issued to third parties, we believe that a holder or other person who receives exchange notes, whether or not the person is the holder, other than a person that is our affiliate within the meaning of Rule 405 under the Securities Act, in exchange for outstanding notes in the ordinary course of business and who is not participating, does not intend to participate, and has no arrangement or understanding with any person to participate, in the distribution of the exchange notes, will be allowed to resell the exchange notes to the public without further registration under the Securities Act and without delivering to the purchasers of the exchange notes a prospectus that satisfies the requirements of Section 10 of the Securities Act. However, if any holder acquires exchange notes in the exchange offer for the purpose of distributing or participating in a distribution of the exchange notes, the holder cannot rely on the position of the staff of the SEC expressed in the no-action letters or any similar interpretive letters, and must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction, unless an exemption from registration is otherwise available. Further, each broker-dealer that receives exchange notes for its own account in exchange for outstanding notes, where the outstanding notes were acquired by the broker-dealer as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of the exchange notes.

DESCRIPTION OF NOTES

You can find the definitions of certain terms used in this description under the subheading "Certain Definitions." In this description, the word "Trico" refers only to Trico Marine Services, Inc. and not to any of its subsidiaries and the word "note" refers only to the exchange notes.

The outstanding notes were issued and the exchange notes will be issued pursuant to an indenture dated May 31, 2002 between the Company, the Guarantors and JPMorgan Chase Bank, as trustee (the "Trustee"), which will be qualified under the Trust Indenture Act, upon the effectiveness of the Registration Statement of which this prospectus forms a part. The terms of the notes include those stated in the indenture and those made part of the indenture by reference to the United States Trust Indenture Act of 1939, as amended.

The following description is a summary of the material provisions of the indenture and the registration rights agreement. It does not restate those agreements in their entirety. We urge you to read the indenture and the registration rights agreements because they, and not this description, define your rights as holders of the notes. Copies of the indenture and the registration rights agreement are incorporated by reference to this prospectus and are available as set forth below under "--Available Information and Incorporation by Reference." Certain defined terms used in this description but not defined below under "--Certain Definitions" have the meanings assigned to them in the indenture.

The registered Holder of a note will be treated as the owner of it for all purposes. Only registered Holders will have rights under the indenture.

Brief Description of the Notes and the Guarantees

The Notes

The notes:

•      are general unsecured obligations of Trico;

•      are pari passu in right of payment with any current and future senior unsecured Indebtedness of Trico;

•      are senior in right of payment to any future subordinated Indebtedness of Trico; and

•      are fully and unconditionally guaranteed, on a joint and several basis, by the Guarantors.

However, the notes are effectively subordinated to all borrowings under the senior credit facility, which will be secured by substantially all of the assets of Trico and the Guarantors. See "Risk Factors--The notes and the guarantees will be unsecured and effectively subordinated to our and our subsidiary guarantors' existing and future secured indebtedness."

The Guarantees

The notes are guaranteed by all of Trico's Domestic Subsidiaries other than any Financing Subsidiary.

Each guarantee of the notes:

•     is a general unsecured obligation of the Guarantor;

•     is pari passu in right of payment with any current and future senior unsecured Indebtedness of that Guarantor; and

•     is senior in right of payment to any future subordinated Indebtedness of that Guarantor.

Not all of our subsidiaries will guarantee the notes. As a result, the notes will be effectively subordinated in right of payment to all Indebtedness and other liabilities and commitments (including trade payables and lease obligations) of the non-guarantor subsidiaries. Any right of Trico to receive assets of any of its non-guarantor subsidiaries upon the non-guarantor subsidiary's liquidation or reorganization (and the consequent right of the holders of the notes to participate in those assets) will be effectively subordinated to the claims of that subsidiary's creditors, except to the extent that Trico is itself recognized as a creditor of the non-guarantor subsidiary, in which case the claims of Trico would still be subordinated in right of payment to any security in the assets of the non-guarantor subsidiary and any indebtedness of the non-guarantor subsidiary senior to that held by Trico. The non-guarantor subsidiaries generated 46.7% of our consolidated revenues in the year ended December 31, 2001 and held 58.6% of our consolidated assets as of December 31, 2001. See footnote 18 to our December 31, 2001, Consolidated Financial Statements incorporated by reference in this prospectus for more detail about the division of our consolidated revenues and assets between our guarantor and non-guarantor subsidiaries.

As of the date of this prospectus, all of our Domestic Subsidiaries will be "Restricted Subsidiaries" except for the existing Financing Subsidiary, Trico Marine International, Inc., which has issued certain United States Government Guaranteed Ship Financing Bonds at preferred interest rates. However, under the circumstances described below under the subheading "--Certain Covenants--Designation of Restricted and Unrestricted Subsidiaries," we will be permitted to designate certain of our subsidiaries as "Unrestricted Subsidiaries." Our Unrestricted Subsidiaries will not be subject to many of the restrictive covenants in the indenture. Our Unrestricted Subsidiaries will not guarantee the notes.

Principal, Maturity and Interest

Trico issued $250 million in aggregate principal amount of notes in the initial offering. Trico may issue an unlimited amount of additional notes from time to time. Any offering of additional notes is subject to the covenant described below under the caption "--Certain Covenants--Incurrence of Indebtedness and Issuance of Preferred Stock." The notes and any additional notes subsequently issued under the indenture will be treated as a single class for all purposes under the indenture, including, without limitation, waivers, amendments, redemptions and offers to purchase. Trico will issue notes in denominations of $1,000 and integral multiples of $1,000. The notes will mature on May 15, 2012.

Interest on the notes will accrue at the rate of 8 7/8% per annum and will be payable semi-annually in arrears on May 15 and November 15, commencing on November 15, 2002. Trico will make each interest payment to the Holders of record on the immediately preceding May 1 and November 1.

Interest on the notes will accrue from the date of original issuance or, if interest has already been paid, from the date it was most recently paid. Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months.

Methods of Receiving Payments on the Notes

If a Holder has given wire transfer instructions to Trico, Trico will pay all principal, interest and premium and Liquidated Damages, if any, on that Holder's notes in accordance with those instructions. All other payments on notes will be made at the office or agency of the paying agent and registrar within the City and State of New York unless Trico elects to make interest payments by check mailed to the Holders at their address set forth in the register of Holders.

Paying Agent and Registrar for the Notes

The trustee will initially act as paying agent and registrar. Trico may change the paying agent or registrar without prior notice to the Holders of the notes, and Trico or any of its Subsidiaries may act as paying agent or registrar.

Transfer and Exchange

A Holder may transfer or exchange notes in accordance with the indenture. The Registrar and the trustee may require a Holder, among other things, to furnish appropriate endorsements and transfer documents in connection with a transfer of notes. Holders will be required to pay all taxes due on transfer. Trico is not required to transfer or exchange any note selected for redemption. Also, Trico is not required to transfer or exchange any note for a period of 15 days before a selection of notes to be redeemed.

Subsidiary Guarantees

The notes will be jointly and severally and fully and unconditionally guaranteed by each of Trico's current and future Domestic Subsidiaries except for the Financing Subsidiary. These Subsidiary Guarantees will be joint and several obligations of the Guarantors. The obligations of each Guarantor under its Subsidiary Guarantee will be limited as necessary to prevent those Subsidiary Guarantees from constituting a fraudulent conveyance under applicable law. See "Risk Factors--Any subsidiary guarantees of the notes may be subordinated or avoided by a court."

A Guarantor may not sell or otherwise dispose of all or substantially all of its assets to, or consolidate with or merge with or into (whether or not such Guarantor is the surviving Person), another Person, other than Trico or another Guarantor, unless:

(1)          immediately after giving effect to that transaction, no Default or Event of Default exists; and

(2)          either:

(a)           the Person acquiring the property in any such sale or disposition or the Person formed by or surviving any such consolidation or merger assumes all the obligations of that Guarantor under the indenture, its Subsidiary Guarantee and the registration rights agreement pursuant to a supplemental indenture satisfactory to the trustee; or

(b)           the Net Proceeds of such sale or other disposition are applied in accordance with the applicable provisions of the indenture.

The Subsidiary Guarantee of a Guarantor will be released:

(1)       in connection with any sale or other disposition of all or substantially all of the assets of that Guarantor (including by way of merger or consolidation) to a Person that is not (either before or after giving effect to such transaction) a Subsidiary of Trico, if the sale or other disposition complies with the "Asset Sale" provisions of the indenture; or

(2)       in connection with any sale of all of the Capital Stock of a Guarantor to a Person that is not (either before or after giving effect to such transaction) a Subsidiary of Trico, if the sale complies with the "Asset Sale" provisions of the indenture; or

(3)       if Trico designates any Restricted Subsidiary that is a Guarantor as an Unrestricted Subsidiary in accordance with the applicable provisions of the indenture.

See "--Repurchase at the Option of Holders--Asset Sales."

Optional Redemption

At any time prior to May 15, 2005, Trico may on any one or more occasions redeem an aggregate of up to 35% of the aggregate principal amount of notes issued under the indenture at a redemption price of 108.875% of the principal amount, plus accrued and unpaid interest and Liquidated Damages, if any, to the redemption date, with the net cash proceeds of any public or private offering of Equity Interests (other than Disqualified Stock) of Trico; provided that:

(1)          at least 65% of the aggregate principal amount of notes issued under the indenture remains outstanding immediately after the occurrence of such redemption (excluding notes held by Trico and its Subsidiaries); and

(2)          the redemption occurs within 60 days of the date of the closing of such offering.

Except pursuant to the preceding paragraph, the notes will not be redeemable at Trico's option prior to May 15, 2007.

After May 15, 2007, Trico may redeem all or a part of the notes upon not less than 30 nor more than 60 days' notice, at the redemption prices (expressed as percentages of principal amount) set forth below plus accrued and unpaid interest and Liquidated Damages, if any, on the notes redeemed, to the applicable redemption date, if redeemed during the twelve-month period beginning on May 15 of the years indicated below:

Year	Percentage
2007	104.438%
2008	102.958%
2009	101.479%
2010 and thereafter	100.000%

Mandatory Redemption

Trico is not required to make mandatory redemption or sinking fund payments with respect to the notes.

Repurchase at the Option of Holders

Change of Control

If a Change of Control occurs, each Holder of notes will have the right to require Trico to repurchase all or any part (equal to $1,000 or an integral multiple of $1,000) of that Holder's notes pursuant to a Change of Control Offer on the terms set forth in the indenture. In the Change of Control Offer, Trico will offer a Change of Control Payment in cash equal to 101% of the aggregate principal amount of notes repurchased plus accrued and unpaid interest and Liquidated Damages, if any, on the notes repurchased, to the date of purchase. Within 30 days following any Change of Control (or at Trico's option following the announcement of any Change of Control but prior to the occurrence of such Change of Control), Trico will mail a notice to each Holder describing the transaction or transactions that constitute the Change of Control and offering to repurchase notes on the Change of Control Payment Date specified in the notice, which date will be no earlier than 30 days and no later than 60 days from the date such notice is mailed, pursuant to the procedures required by the indenture and described in such notice. Trico will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent those laws and regulations are applicable in connection with the repurchase of the notes as a result of a Change of Control. To the extent that the provisions of any securities laws or regulations conflict with the Change of Control provisions of the indenture, Trico will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under the Change of Control provisions of the indenture by virtue of such conflict.

On the Change of Control Payment Date, Trico will, to the extent lawful:

(1)          accept for payment all notes or portions of notes properly tendered pursuant to the Change of Control Offer;

(2)          deposit with the paying agent an amount equal to the Change of Control Payment in respect of all notes or portions of notes properly tendered; and

(3)          deliver or cause to be delivered to the trustee the notes properly accepted together with an officers' certificate stating the aggregate principal amount of notes or portions of notes being purchased by Trico.

The Paying Agent will promptly mail to each Holder of notes properly tendered the Change of Control Payment for such notes, and the trustee will promptly authenticate and mail (or cause to be transferred by book entry) to each Holder a new note equal in principal amount to any unpurchased portion of the notes surrendered, if any; provided that each new note will be in a principal amount of $1,000 or an integral multiple of $1,000.

The provisions described above that require Trico to make a Change of Control Offer following a Change of Control will be applicable whether or not any other provisions of the indenture are applicable. Except as described above with respect to a Change of Control, the indenture does not contain provisions that permit the Holders of the notes to require that Trico repurchase or redeem the notes in the event of a takeover, recapitalization or similar transaction.

Trico will not be required to make a Change of Control Offer upon a Change of Control if a third party makes the Change of Control Offer in the manner, at the times and otherwise in compliance with the requirements set forth in the indenture applicable to a Change of Control Offer made by Trico and purchases all notes properly tendered and not withdrawn under the Change of Control Offer.

The definition of Change of Control includes a phrase relating to the direct or indirect sale, lease, transfer, conveyance or other disposition of "all or substantially all" of the properties or assets of Trico and its Restricted Subsidiaries taken as a whole. Although there is a limited body of case law interpreting the phrase "substantially all," there is no precise established definition of the phrase under applicable law. Accordingly, the ability of a Holder of notes to require Trico to repurchase its notes as a result of a sale, lease, transfer, conveyance or other disposition of less than all of the assets of Trico and its Subsidiaries taken as a whole to another Person or group may be uncertain.

Asset Sales

Trico will not, and will not permit any of its Restricted Subsidiaries to, consummate an Asset Sale unless:

(1)          Trico (or the Restricted Subsidiary, as the case may be) receives consideration at the time of the Asset Sale at least equal to the fair market value of the assets or Equity Interests issued or sold or otherwise disposed of;

(2)          the fair market value is determined by Trico's Board of Directors and evidenced by a resolution of the Board of Directors set forth in an officers' certificate delivered to the trustee; and

(3)          at least 75% of the consideration received in the Asset Sale by Trico or such Restricted Subsidiary is in the form of cash, Productive Assets, Cash Equivalents, or any combination thereof. For purposes of this provision, each of the following will be deemed to be cash:

(a)         any liabilities, as shown on Trico's most recent consolidated balance sheet, of Trico or any Restricted Subsidiary (other than contingent liabilities and liabilities that are by their terms subordinated to the notes or any Subsidiary Guarantee) that are assumed by the transferee of any such assets pursuant to a customary novation agreement that releases Trico or such Restricted Subsidiary from further liability; and

(b)         any securities, notes or other obligations received by Trico or any such Restricted Subsidiary from such transferee that are converted by Trico or such Restricted Subsidiary into cash within 180 days of receipt thereof, to the extent of the cash received in that conversion.

The 75% limitation referred to in clause (3) above will not apply to any Asset Sale in which the cash or Cash Equivalents portion of the consideration received therefrom, determined in accordance with the subclauses (a) and (b), is equal to or greater than what the after-tax proceeds would have been had such Asset Sale complied with the aforementioned 75% limitation.

Within 365 days after the receipt of any Net Proceeds from an Asset Sale, Trico may apply those Net Proceeds at its option:

(1)          to repay or prepay secured Indebtedness under a Credit Facility (and to effect a corresponding commitment reduction with respect thereto);

(2)          to acquire all or substantially all of the assets of, or a majority of the Voting Stock of, another Permitted Business;

(3)          to make a capital expenditure; or

(4)          to acquire Productive Assets.

Notwithstanding anything to the contrary in the preceding paragraph, a Financing Subsidiary may apply the net proceeds of an Asset Sale to repay any Vessel Financing of such Financing Subsidiary.

Pending the final application of any Net Proceeds, Trico may temporarily reduce revolving credit borrowings or otherwise invest the Net Proceeds in any manner that is not prohibited by the indenture.

Any Net Proceeds from Asset Sales that are not applied or invested as provided in the preceding paragraph will constitute "Excess Proceeds." When the aggregate amount of Excess Proceeds exceeds $20.0 million, Trico will make an Asset Sale Offer to all Holders of notes and all holders of other Indebtedness that is pari passu with the notes containing provisions similar to those set forth in the indenture with respect to offers to purchase or redeem with the proceeds of sales of assets to purchase the maximum principal amount of notes and such other pari passu Indebtedness that may be purchased out of the Excess Proceeds. The offer price in any Asset Sale Offer will be equal to 100% of principal amount plus accrued and unpaid interest and Liquidated Damages, if any, to the date of purchase, and will be payable in cash. If any Excess Proceeds remain after consummation of an Asset Sale Offer, Trico may use those Excess Proceeds for any purpose not otherwise prohibited by the indenture. If the aggregate principal amount of notes and other pari passu Indebtedness tendered into such Asset Sale Offer exceeds the amount of Excess Proceeds, the trustee will select the notes and such other pari passu Indebtedness to be purchased on a pro rata basis. Upon completion of each Asset Sale Offer, the amount of Excess Proceeds will be reset at zero.

Trico will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent those laws and regulations are applicable in connection with each repurchase of notes pursuant to an Asset Sale Offer. To the extent that the provisions of any securities laws or regulations conflict with the Asset Sale provisions of the indenture, Trico will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under the Asset Sale provisions of the indenture by virtue of such conflict.

The agreements governing Trico's other Indebtedness contain prohibitions of certain events, including events that would constitute a Change of Control or an Asset Sale. In addition, the exercise by the Holders of notes of their right to require Trico to repurchase the notes upon a Change of Control or an Asset Sale could cause a default under these other agreements, even if the Change of Control or Asset Sale itself does not, due to the financial effect of such repurchases on Trico. Finally, Trico's ability to pay cash to the Holders of notes upon a repurchase may be limited by Trico's then existing financial resources. See "Risk Factors--We will be required to repurchase all or a portion of the notes upon a change of control."

Selection and Notice

If less than all of the notes are to be redeemed at any time, the trustee will select notes for redemption as follows:

(1)          if the notes are listed on any national securities exchange, in compliance with the requirements of the principal national securities exchange on which the notes are listed; or

(2)          if the notes are not listed on any national securities exchange, on a pro rata basis, by lot or by such method as the trustee deems fair and appropriate.

No notes of $1,000 or less can be redeemed in part. Notices of redemption will be mailed by first class mail at least 30 but not more than 60 days before the redemption date to each Holder of notes to be redeemed at its registered address, except that redemption notices may be mailed more than 60 days prior to a redemption date if the notice is issued in connection with a defeasance of the notes or a satisfaction and discharge of the indenture. Notices of redemption may not be conditional.

If any note is to be redeemed in part only, the notice of redemption that relates to that note will state the portion of the principal amount of that note that is to be redeemed. A new note in principal amount equal to the unredeemed portion of the original note will be issued in the name of the Holder of notes upon cancellation of the original note. Notes called for redemption become due on the date fixed for redemption. On and after the redemption date, interest ceases to accrue on notes or portions of them called for redemption.

Certain Covenants

Restricted Payments

Trico will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly:

(1)           declare or pay any dividend or make any other payment or distribution on account of Trico's Equity Interests (including, without limitation, any payment in connection with any merger or consolidation involving Trico) or to the direct or indirect holders of Trico's Equity Interests in their capacity as holders thereof (other than dividends or distributions payable in Equity Interests (other than Disqualified Stock) of Trico);

(2)           purchase, redeem or otherwise acquire or retire for value (including, without limitation, in connection with any merger or consolidation involving Trico) any Equity Interests of Trico;

(3)           make any payment on or with respect to, or purchase, redeem, defease or otherwise acquire or retire for value any Indebtedness that is subordinated to the notes or the Subsidiary Guarantees, except a payment of interest or principal at the Stated Maturity thereof; or

(4)           make any Restricted Investment (all such payments and other actions set forth in these clauses (1) through (4) above being collectively referred to as "Restricted Payments''),

unless, at the time of and after giving effect to such Restricted Payment:

(1)           no Default or Event of Default has occurred and is continuing or would occur as a consequence of such Restricted Payment; and

(2)           Trico would, at the time of such Restricted Payment and after giving pro forma effect thereto as if such Restricted Payment had been made at the beginning of the applicable four-quarter period, have been permitted to incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in the first paragraph of the covenant described below under the caption "--Incurrence of Indebtedness and Issuance of Preferred Stock;" and

(3)           such Restricted Payment, together with the aggregate amount of all other Restricted Payments made by Trico and its Restricted Subsidiaries since the date of the indenture (excluding Restricted Payments permitted by clauses (2), (3) and (4) of the next succeeding paragraph), is less than the sum, without duplication, of:

(a)       50% of the Consolidated Net Income of Trico for the period (taken as one accounting period) from the beginning of the first fiscal quarter commencing after the date of the indenture to the end of Trico's most recently ended fiscal quarter for which internal financial statements are available at the time of such Restricted Payment (or, if such Consolidated Net Income for such period is a deficit, less 100% of such deficit), plus

(b)      100% of the aggregate net proceeds received by Trico (including the fair market value of any Permitted Business acquired in a stock transaction) since the date of the indenture as a contribution to its common equity capital or from the issue or sale of Equity Interests of Trico (other than Disqualified Stock) or from the issue or sale of convertible or exchangeable Disqualified Stock or convertible or exchangeable debt securities of Trico that have been converted into or exchanged for such Equity Interests (other than Equity Interests (or Disqualified Stock or debt securities) sold to a Subsidiary of Trico), plus

(c)       to the extent that any Restricted Investment that was made after the date of the indenture is sold for cash or otherwise liquidated or repaid for cash, the lesser of (i) the cash return of capital with respect to such Restricted Investment (less the cost of disposition, if any) and (ii) the initial amount of such Restricted Investment; plus

(d)      to the extent that any Unrestricted Subsidiary of Trico is redesignated as a Restricted Subsidiary after the date of the indenture, the lesser of (i) the fair market value of Trico's Investment in such Subsidiary as of the date of such redesignation and (ii) the fair market value of Trico's Investment in such Subsidiary as of the date on which such Subsidiary was originally designated as an Unrestricted Subsidiary.

So long as no Default has occurred and is continuing or would be caused thereby, the preceding provisions will not prohibit:

(1)          the payment of any dividend within 60 days after the date of declaration of the dividend, if at the date of declaration the dividend payment would have complied with the provisions of the indenture;

(2)          the redemption, repurchase, retirement, defeasance or other acquisition of any subordinated Indebtedness of Trico or any Guarantor or of any Equity Interests of Trico in exchange for, or out of the net cash proceeds of the substantially concurrent sale (other than to a Subsidiary of Trico) of, Equity Interests of Trico (other than Disqualified Stock); provided that the amount of any such net cash proceeds that are utilized for any such redemption, repurchase, retirement, defeasance or other acquisition will be excluded from clause (3) (b) of the preceding paragraph;

(3)          the defeasance, redemption, repurchase or other acquisition of subordinated Indebtedness of Trico or any Guarantor with the net cash proceeds from an incurrence of Permitted Refinancing Indebtedness;

(4)          the repurchase, redemption or other acquisition or retirement for value of any Equity Interests of Trico or any Restricted Subsidiary of Trico held by any member of Trico's (or any of its Restricted Subsidiaries') management pursuant to any management equity subscription agreement, stock option agreement or similar agreement; provided that the aggregate price paid for all such repurchased, redeemed, acquired or retired Equity Interests may not exceed $2.5 million in any twelve-month period;

(5)          the acquisition of Equity Interests by Trico in connection with the exercise of stock options or stock appreciation rights by way of cashless exercise or in connection with the satisfaction of withholding tax obligations; and

(6)          other Restricted Payments not to exceed $10.0 million in the aggregate since the date of the indenture.

The amount of all Restricted Payments (other than cash) will be the fair market value on the date of the Restricted Payment of the asset(s) or securities proposed to be transferred or issued by Trico or such Restricted Subsidiary, as the case may be, pursuant to the Restricted Payment. The fair market value of any assets or securities that are required to be valued by this covenant will be determined by the Board of Directors whose resolution with respect thereto will be delivered to the trustee. The Board of Directors' determination must be based upon an opinion or appraisal issued by an accounting, appraisal or investment banking firm of national standing if the fair market value exceeds $10.0 million. Not later than the date of making any Restricted Payment, Trico will deliver to the trustee an officers' certificate stating that such Restricted Payment is permitted and setting forth the basis upon which the calculations required by this "Restricted Payments" covenant were computed, together with a copy of any fairness opinion or appraisal required by the indenture.

Incurrence of Indebtedness and Issuance of Preferred Stock

Trico will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create, incur, issue, assume, guarantee or otherwise become directly or indirectly liable, contingently or otherwise, with respect to (collectively, "incur'') any Indebtedness (including Acquired Debt), and Trico will not issue any Disqualified Stock and will not permit any of its Restricted Subsidiaries to issue any shares of preferred stock; provided, however, that Trico may incur Indebtedness (including Acquired Debt) or issue Disqualified Stock, and the Guarantors may incur Indebtedness or issue preferred stock, in each case, if the Fixed Charge Coverage Ratio for Trico's most recently ended four full fiscal quarters for which internal financial statements are available immediately preceding the date on which such additional Indebtedness is incurred or such Disqualified Stock or preferred stock is issued would have been at least 2.0 to 1 determined on a pro forma basis (including a pro forma application of the net proceeds therefrom), as if the additional Indebtedness had been incurred or the preferred stock or Disqualified Stock had been issued, as the case may be, at the beginning of such four-quarter period.

The first paragraph of this covenant will not prohibit the incurrence of any of the following items of Indebtedness (collectively, "Permitted Debt''):

(1)          the incurrence by Trico and any of its Restricted Subsidiaries of additional Indebtedness and letters of credit under Credit Facilities in an aggregate principal amount at any one time outstanding under this clause (1) (with letters of credit being deemed to have a principal amount equal to the maximum potential liability of Trico and its Restricted Subsidiaries thereunder) not to exceed the greater of (a) $150.0 million or (b) 15% of Consolidated Net Tangible Assets as of the end of Trico's most recently ended fiscal quarter for which internal financial statements are available at the time of such incurrence;

(2)          the incurrence by Trico and its Restricted Subsidiaries of Existing Indebtedness;

(3)          the incurrence by Trico and the Guarantors of Indebtedness represented by the notes and the related Subsidiary Guarantees to be issued on the date of the indenture and the Exchange notes and the related Subsidiary Guarantees to be issued pursuant to the Registration Rights Agreements;

(4)          the incurrence by Trico or any of its Restricted Subsidiaries of Indebtedness represented by Capital Lease Obligations, mortgage financings or purchase money obligations, in each case, incurred for the purpose of financing all or any part of the purchase price or cost of construction or improvement of property, plant or equipment (as defined by GAAP) used in the business of Trico or such Restricted Subsidiary, in an aggregate principal amount, including all Permitted Refinancing Indebtedness incurred to refund, refinance or replace any Indebtedness incurred pursuant to this clause (4), not to exceed $20.0 million at any time outstanding;

(5)          the incurrence by Trico or any of its Restricted Subsidiaries of Permitted Refinancing Indebtedness in exchange for, or the net proceeds of which are used to refund, refinance or replace Indebtedness (other than intercompany Indebtedness) that was permitted by the indenture to be incurred under the first paragraph of this covenant or clauses (2), (3), (4), (5) or (13) of this paragraph;

(6)          the incurrence by Trico or any of its Restricted Subsidiaries of intercompany Indebtedness between or among Trico and any of its Restricted Subsidiaries; provided, however, that:

(a)       if Trico or any Guarantor is the obligor on such Indebtedness, such Indebtedness must be expressly subordinated to the prior payment in full in cash of all Obligations with respect to the notes, in the case of Trico, or the Subsidiary Guarantee, in the case of a Guarantor; and

(b)      (i) any subsequent issuance or transfer of Equity Interests that results in any such Indebtedness being held by a Person other than Trico or a Restricted Subsidiary of Trico and (ii) any sale or other transfer of any such Indebtedness to a Person that is not either Trico or a Restricted Subsidiary of Trico, will be deemed, in each case, to constitute an incurrence of such Indebtedness by Trico or such Restricted Subsidiary, as the case may be, that was not permitted by this clause (6);

(7)          the incurrence by Trico or any of its Restricted Subsidiaries of Hedging Obligations;

(8)          the guarantee by Trico or any of the Guarantors of Indebtedness of Trico or a Restricted Subsidiary of Trico that was permitted to be incurred by another provision of this covenant;

(9)          the accrual of interest, the accretion or amortization of original issue discount, the payment of interest on any Indebtedness in the form of additional Indebtedness with the same terms, and the payment of dividends on Disqualified Stock in the form of additional shares of the same class of Disqualified Stock will not be deemed to be an incurrence of Indebtedness or an issuance of Disqualified Stock for purposes of this covenant; provided, in each such case, that the amount thereof is included in Fixed Charges of Trico as accrued;

(10)        Indebtedness in respect of bid, performance or surety bonds issued for the account of Trico or any Restricted Subsidiary thereof in the ordinary course of business, including guarantees or obligations of Trico or any Restricted Subsidiary thereof with respect to letters of credit supporting such bid, performance or surety obligations (in each case other than for an obligation for money borrowed);

(11)        Vessel Financing incurred by a Financing Subsidiary to finance the acquisition of marine vessels and other marine equipment (including related supplies) for use by Trico or its Restricted Subsidiaries in the ordinary course of business, provided that such Vessel Financing will be on terms more favorable than would otherwise be available to Trico from a non-governmental source at the time of such Vessel Financing;

(12)        Indebtedness of a Person incurred and outstanding on or prior to the date on which such Person was acquired by Trico (other than Indebtedness incurred in connection with, or in contemplation of, or to provide all or any portion of the funds or credit support utilized to consummate the transaction, or series of related transactions, pursuant to which such Person became a Subsidiary or was acquired by Trico), provided however, that on the date of such acquisition and after giving pro forma effect thereto, Trico would have been able to incur at least $1.00 of additional Indebtedness pursuant to the first paragraph of this covenant; and

(13)        the incurrence by Trico or any of its Restricted Subsidiaries of additional Indebtedness in an aggregate principal amount (or accreted value, as applicable) at any time outstanding, including all Permitted Refinancing Indebtedness incurred to refund, refinance or replace any Indebtedness incurred pursuant to this clause (13), not to exceed $20.0 million.

Trico will not incur any Indebtedness (including Permitted Debt) that is contractually subordinated in right of payment to any other Indebtedness of Trico unless such Indebtedness is also contractually subordinated in right of payment to the notes on substantially identical terms; provided, however, that no Indebtedness of Trico will be deemed to be contractually subordinated in right of payment to any other Indebtedness of Trico solely by virtue of being secured on a junior basis or by virtue of being unsecured.

For purposes of determining compliance with this "Incurrence of Indebtedness and Issuance of Preferred Stock" covenant:

(1)          in the event that an item of proposed Indebtedness, including Acquired Debt, meets the criteria of more than one of the categories of Permitted Debt described in clauses (1) through (13) above, or is entitled to be incurred pursuant to the first paragraph of this covenant, Trico will be permitted to classify such item of Indebtedness on the date of its incurrence (or later reclassify such Indebtedness, in Trico's sole discretion) in any manner that complies with this covenant; and

(2)          for purposes of determining compliance with any dollar-denominated restriction on the incurrence of Indebtedness denominated in a foreign currency, the dollar-equivalent principal amount of such Indebtedness incurred pursuant thereto shall be calculated based on the relevant currency exchange rate in effect on the date that such Indebtedness was incurred.

Liens

Trico will not, and will not permit any of its Restricted Subsidiaries to, create, incur, assume or otherwise cause or suffer to exist or become effective any Lien of any kind securing Indebtedness or trade payables upon any of their property or assets, now owned or hereafter acquired other than Permitted Liens.

Dividend and Other Payment Restrictions Affecting Subsidiaries

Trico will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create or permit to exist or become effective any consensual encumbrance or restriction on the ability of any Restricted Subsidiary to:

(1)          pay dividends or make any other distributions on its Capital Stock to Trico or any of its Restricted Subsidiaries, or pay any indebtedness owed to Trico or any of its Restricted Subsidiaries;

(2)          make loans or advances to Trico; or

(3)          transfer any of its properties or assets to Trico.

However, the preceding restrictions will not apply to encumbrances or restrictions existing under or by reason of:

(1)          agreements governing Existing Indebtedness and Credit Facilities as in effect on the date of the indenture and any amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings of those agreements; provided that the amendments, modifications, restatements, renewals, increases, supplements, refundings, replacement or refinancings are no more restrictive, taken as a whole, than the restrictions contained in such predecessor agreements;

(2)          the indenture, the notes and the Subsidiary Guarantees;

(3)          applicable law;

(4)          any instrument governing Indebtedness or Capital Stock of a Person acquired by Trico or any of its Restricted Subsidiaries as in effect at the time of such acquisition (except to the extent such Indebtedness or Capital Stock was incurred in connection with or in contemplation of such acquisition), which encumbrance or restriction is not applicable to any Person, or the properties or assets of any Person, other than the Person, or the property or assets of the Person, so acquired, provided that, in the case of Indebtedness, such Indebtedness was permitted by the terms of the indenture to be incurred;

(5)          customary non-assignment provisions of any contract or lease entered into in the ordinary course of business;

(6)          purchase money obligations for property acquired in the ordinary course of business that impose restrictions on that property of the nature described in clause (3) of the preceding paragraph;

(7)          any agreement for the sale or other disposition of a Restricted Subsidiary that restricts distributions by that Restricted Subsidiary pending its sale or other disposition;

(8)          Permitted Refinancing Indebtedness, provided that the restrictions contained in the agreements governing such Permitted Refinancing Indebtedness are no more restrictive, taken as a whole, than those contained in the agreements governing the Indebtedness being refinanced;

(9)          Liens securing Indebtedness otherwise permitted to be incurred under the provisions of the covenant described above under the caption "--Liens" that limit the right of the debtor to dispose of the assets subject to such Liens;

(10)        any restrictions relating to any Vessel Financing that are only applicable to Financing Subsidiaries;

(11)        provisions with respect to the disposition or distribution of assets or property in joint venture agreements, asset sale agreements, stock sale agreements and other similar agreements entered into in the ordinary course of business;

(12)        Indebtedness permitted to be incurred by clause (13) of the definition of "Permitted Debt;"

(13)        restrictions on cash or other deposits or net worth imposed by customers under contracts entered into in the ordinary course of business; and

(14)        customary provisions in bona fide contracts for the sale of property or assets.

Merger, Consolidation or Sale of Assets

Trico may not, directly or indirectly: (1) consolidate or merge with or into another Person (whether or not Trico is the surviving corporation); or (2) sell, assign, transfer, convey or otherwise dispose of all or substantially all of the properties or assets of Trico and its Restricted Subsidiaries taken as a whole, in one or more related transactions, to another Person, unless:

(1)          either: (a) Trico is the surviving corporation; or (b) the Person formed by or surviving any such consolidation or merger (if other than Trico) or to which such sale, assignment, transfer, conveyance or other disposition has been made is a corporation organized or existing under the laws of the United States, any state of the United States or the District of Columbia;

(2)          the Person formed by or surviving any such consolidation or merger (if other than Trico) or the Person to which such sale, assignment, transfer, conveyance or other disposition has been made assumes all the obligations of Trico under the notes, the indenture and the registration rights agreement pursuant to agreements reasonably satisfactory to the trustee;

(3)          immediately after such transaction, no Default or Event of Default exists; and

(4)          Trico or the Person formed by or surviving any such consolidation or merger (if other than Trico), or to which such sale, assignment, transfer, conveyance or other disposition has been made will, on the date of such transaction after giving pro forma effect thereto and any related financing transactions as if the same had occurred at the beginning of the applicable four-quarter period, be permitted to incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in the first paragraph of the covenant described above under the caption "--Incurrence of Indebtedness and Issuance of Preferred Stock."

Trico may not, directly or indirectly, lease all or substantially all of its properties or assets, in one or more related transactions, to any other Person. This "Merger, Consolidation or Sale of Assets" covenant will not apply to a sale, assignment, transfer, conveyance or other disposition of assets between or among Trico and any of the Guarantors.

Transactions with Affiliates

Trico will not, and will not permit any of its Restricted Subsidiaries to, make any payment to, or sell, lease, transfer or otherwise dispose of any of its properties or assets to, or purchase any property or assets from, or enter into or make or amend any transaction, contract, agreement, understanding, loan, advance or guarantee with, or for the benefit of, any Affiliate (each, an "Affiliate Transaction''), unless:

(1)          the Affiliate Transaction is on terms that are no less favorable to Trico or the relevant Restricted Subsidiary than those that would have been obtained in a comparable transaction by Trico or such Restricted Subsidiary with an unrelated Person; and

(2)          Trico delivers to the trustee:

(a)       with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate consideration in excess of $10.0 million, a resolution of the Board of Directors set forth in an officers' certificate certifying that such Affiliate Transaction complies with this covenant and that such Affiliate Transaction has been approved by a majority of the disinterested members of the Board of Directors; and

(b)      with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate consideration in excess of $15.0 million, an opinion as to the fairness to Trico of such Affiliate Transaction from a financial point of view issued by an accounting, appraisal or investment banking firm of national standing.

The following items will not be deemed to be Affiliate Transactions and, therefore, will not be subject to the provisions of the prior paragraph:

(1)          any employment agreement entered into by Trico or any of its Restricted Subsidiaries in the ordinary course of business;

(2)          transactions between or among Trico and/or its Restricted Subsidiaries;

(3)          transactions with a Person that is an Affiliate of Trico solely because Trico owns an Equity Interest in, or controls, such Person;

(4)          payment of reasonable directors' fees;

(5)          indemnities of officers, directors and employees of Trico or any Restricted Subsidiary permitted by by-law or statutory provisions;

(6)          transactions pursuant to any agreement in effect on the date of the indenture as the same may be amended from time to time in any manner not materially less favorable to the holders of the notes;

(7)          loans or advances to officers, directors and employees of Trico or any Restricted Subsidiary made in the ordinary course of business and consistent with past practices of Trico and/or its Restricted Subsidiaries in an aggregate amount not to exceed $2.5 million outstanding at any one time;

(8)          sales or issuances of Equity Interests (other than Disqualified Stock) to Affiliates of Trico;

(9)          the transactions contemplated by the registration rights agreement provided for in the Stockholders' Agreement, dated May 6, 1999, by and among Trico, Inverness/Phoenix Partners LP and Executive Capital Partners I LP; and

(10)        Restricted Payments that are permitted by the provisions of the indenture described above under the caption "--Restricted Payments."

Additional Subsidiary Guarantees

If Trico or any of its Restricted Subsidiaries acquires or creates another Domestic Subsidiary, other than a Financing Subsidiary, after the date of the indenture, or if any existing or newly acquired or created Subsidiary of Trico or any of its Subsidiaries that is not already a Guarantor guarantees any Indebtedness of Trico after the date of the indenture, then that existing or newly acquired or created Subsidiary will become a Guarantor and execute supplemental indentures and deliver an opinion of counsel satisfactory to the trustee within 10 Business Days of the date on which it guaranteed such Indebtedness or was acquired or created, as applicable; provided that this covenant does not apply to all Subsidiaries that have properly been designated as Unrestricted Subsidiaries in accordance with the indenture for so long as they continue to constitute Unrestricted Subsidiaries.

Sale and Leaseback Transactions

Trico will not, and will not permit any of its Restricted Subsidiaries to, enter into any sale and leaseback transaction; provided that Trico or any Restricted Subsidiary may enter into a sale and leaseback transaction if:

(1)          Trico or that Restricted Subsidiary, as applicable, could have (a) incurred Indebtedness in an amount equal to the Attributable Debt relating to such sale and leaseback transaction under the Fixed Charge Coverage Ratio test in the first paragraph of the covenant described above under the caption "—Incurrence of Indebtedness and Issuance of Preferred Stock" and (b) incurred a Lien to secure such Indebtedness pursuant to the covenant described above under the caption "—Liens;"

(2)          the gross cash proceeds of that sale and leaseback transaction are at least equal to the fair market value, as determined in good faith by the Board of Directors and set forth in an officers' certificate delivered to the trustee, of the property that is the subject of that sale and leaseback transaction; and

(3)          the transfer of assets in that sale and leaseback transaction is permitted by, and Trico applies the proceeds of such transaction in compliance with, the covenant described above under the caption "—Repurchase at the Option of Holders—Asset Sales."

Business Activities

Trico will not, and will not permit any Restricted Subsidiary to, engage in any business other than Permitted Businesses, except to such extent as would not be material to Trico and its Restricted Subsidiaries taken as a whole.

Payments for Consent

Trico will not, and will not permit any of its Subsidiaries to, directly or indirectly, pay or cause to be paid any consideration to or for the benefit of any Holder of notes for or as an inducement to any consent, waiver or amendment of any of the terms or provisions of the indenture or the notes unless such consideration is offered to be paid and is paid to all Holders of the notes that consent, waive or agree to amend in the time frame set forth in the solicitation documents relating to such consent, waiver or agreement.

Designation of Restricted and Unrestricted Subsidiaries

The Board of Directors may designate any Restricted Subsidiary to be an Unrestricted Subsidiary if that designation would not cause a Default. If a Restricted Subsidiary is designated as an Unrestricted Subsidiary, the aggregate fair market value of all outstanding Investments owned by Trico and its Restricted Subsidiaries in the Subsidiary properly designated will be deemed to be an Investment made as of the time of the designation and will reduce the amount available for Restricted Payments under the first paragraph of the covenant described above under the caption "—Restricted Payments" or Permitted Investments, as determined by Trico. That designation will only be permitted if the Investment would be permitted at that time and if the Restricted Subsidiary otherwise meets the definition of an Unrestricted Subsidiary. The Board of Directors may redesignate any Unrestricted Subsidiary to be a Restricted Subsidiary if the redesignation would not cause a Default.

Reports

Whether or not required by the Commission, so long as any notes are outstanding, Trico will furnish to the Holders of notes, within the time periods specified in the Commission's rules and regulations:

(1)          all quarterly and annual financial information that would be required to be contained in a filing with the Commission on Forms 10-Q and 10-K if Trico were required to file such Forms, including a "Management's Discussion and Analysis of Financial Condition and Results of Operations" and, with respect to the annual information only, a report on the annual financial statements by Trico's certified independent accountants; and

(2)          all current reports that would be required to be filed with the Commission on Form 8-K if Trico were required to file such reports.

             In addition, following the consummation of the exchange offer contemplated by the registration rights agreement, whether or not required by the Commission, Trico will file a copy of all of the information and reports referred to in clauses (1) and (2) above with the Commission for public availability within the time periods specified in the Commission's rules and regulations (unless the Commission will not accept such a filing) and make such information available to securities analysts and prospective investors upon request. In addition, Trico has agreed that, for so long as any notes remain outstanding, it will furnish to the Holders and to securities analysts and prospective investors, upon their request, the information required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act so long as the notes are not freely transferable under the Securities Act.

Events of Default and Remedies

Each of the following is an Event of Default:

(1)          default for 30 days in the payment when due of interest on, or Liquidated Damages with respect to, the notes whether or not prohibited by the subordination provisions of the indenture;

(2)          default in payment when due of the principal of, or premium, if any, on the notes, whether or not prohibited by the subordination provisions of the indenture;

(3)          failure by Trico or any of its Restricted Subsidiaries:

(a)       for 30 days after notice to comply with the provisions described under the captions "—Repurchase at the Option of Holders—Change of Control," "—Repurchase at the Option of Holders—Asset Sales," "—Certain Covenants—Restricted Payments," or "—Certain Covenants—Incurrence of Indebtedness and Issuance of Preferred Stock;" or

(b)       to comply with the provisions described under the caption "—Certain Covenants—Merger, Consolidation or Sale of Assets;"

(4)          failure by Trico or any of its Restricted Subsidiaries for 60 days after notice to comply with any of the other agreements in the indenture;

(5)          default under any mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any Indebtedness for money borrowed by Trico or any of its Restricted Subsidiaries (or the payment of which is guaranteed by Trico or any of its Restricted Subsidiaries) whether such Indebtedness or guarantee now exists, or is created after the date of the indenture, if that default:

(a)       is caused by a failure to pay principal of, or interest or premium, if any, on such Indebtedness prior to the expiration of the grace period provided in such Indebtedness on the date of such default (a "Payment Default");or

(b)       results in the acceleration of such Indebtedness prior to its express maturity, and, in each case, the principal amount of any such Indebtedness, together with the principal amount of any other such Indebtedness under which there has been a Payment Default or the maturity of which has been so accelerated, aggregates $10.0 million or more;

(6)          failure by Trico or any of its Restricted Subsidiaries to pay final judgments aggregating in excess of $10.0 million, which judgments are not paid, discharged or stayed for a period of 60 days;

(7)          except as permitted by the indenture, any Subsidiary Guarantee shall be held in any judicial proceeding to be unenforceable or invalid or shall cease for any reason to be in full force and effect or any Guarantor, or any Person acting on behalf of any Guarantor, shall deny or disaffirm its obligations under its Subsidiary Guarantee; and

(8)          certain events of bankruptcy or insolvency described in the indenture with respect to Trico or any Restricted Subsidiary of Trico that is a Significant Subsidiary or any group of Restricted Subsidiaries of Trico that, taken together, would constitute a Significant Subsidiary.

            In the case of an Event of Default arising from certain events of bankruptcy or insolvency, with respect to Trico, any Restricted Subsidiary that is a Significant Subsidiary or any group of Restricted Subsidiaries that, taken together, would constitute a Significant Subsidiary, all outstanding notes will become due and payable immediately without further action or notice. If any other Event of Default occurs and is continuing, the trustee or the Holders of at least 25% in principal amount of the then outstanding notes under the indenture may declare all the notes under that indenture to be due and payable immediately.

           Holders of the notes may not enforce the indenture or the notes except as provided in the indenture. Subject to certain limitations, Holders of a majority in principal amount of the then outstanding notes under the indenture may direct the trustee in its exercise of any trust or power. The trustee may withhold from Holders of the notes notice of any continuing Default or Event of Default if it determines that withholding notes is in their interest, except a Default or Event of Default relating to the payment of principal or interest or Liquidated Damages.

           The Holders of a majority in aggregate principal amount of the notes then outstanding under the indenture by notice to the trustee may on behalf of the Holders of all of such notes waive any existing Default or Event of Default and its consequences under the relevant indenture except a continuing Default or Event of Default in the payment of interest or Liquidated Damages on, or the principal of, the notes.

           Trico is required to deliver to the trustee annually a statement regarding compliance with the indenture. Upon becoming aware of any Default or Event of Default, Trico is required to deliver to the trustee a statement specifying such Default or Event of Default.

No Personal Liability of Directors, Officers, Employees and Stockholders

           No director, officer, employee, incorporator or stockholder of Trico or any Guarantor, as such, will have any liability for any obligations of Trico or the Guarantors under the notes, the indenture, the Subsidiary Guarantees, or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each Holder of notes by accepting a Note waives and releases all such liability. The waiver and release are part of the consideration for issuance of the notes. The waiver may not be effective to waive liabilities under the federal securities laws.

Legal Defeasance and Covenant Defeasance

           Trico may, at its option and at any time, elect to have all of its obligations discharged with respect to the outstanding notes and all obligations of the Guarantors discharged with respect to their Subsidiary Guarantees ("Legal Defeasance") except for:

(1)          the rights of Holders of outstanding notes to receive payments in respect of the principal of, or interest or premium and Liquidated Damages, if any, on such notes when such payments are due from the trust referred to below;

(2)          Trico's obligations with respect to the notes concerning issuing temporary notes, registration of notes, mutilated, destroyed, lost or stolen notes and the maintenance of an office or agency for payment and money or security payments held in trust;

(3)          the rights, powers, trusts, duties and immunities of the trustee, and Trico's and the Guarantor's obligations in connection therewith; and

(4)          the Legal Defeasance provisions of the indenture.

           In addition, Trico may, at its option and at any time, elect to have the obligations of Trico and the Guarantors released with respect to certain covenants that are described in the indenture ("Covenant Defeasance") and thereafter any omission to comply with those covenants will not constitute a Default or Event of Default with respect to the notes. In the event Covenant Defeasance occurs, certain events (not including non-payment, bankruptcy, receivership, rehabilitation and insolvency events) described under "Events of Default and Remedies" will no longer constitute an Event of Default with respect to the notes.

           In order to exercise either Legal Defeasance or Covenant Defeasance:

(1)          Trico must irrevocably deposit with the trustee, in trust, for the benefit of the Holders of the notes, cash in U.S. dollars, non-callable Government Securities, or a combination of cash in U.S. dollars and non-callable Government Securities, in amounts as will be sufficient, in the opinion of a nationally recognized firm of independent public accountants, to pay the principal of, or interest and premium and Liquidated Damages, if any, on the outstanding notes on the stated maturity or on the applicable redemption date, as the case may be, and Trico must specify whether the notes are being defeased to maturity or to a particular redemption date;

(2)          in the case of Legal Defeasance, Trico has delivered to the trustee an opinion of counsel reasonably acceptable to the trustee confirming that (a) Trico has received from, or there has been published by, the Internal Revenue Service a ruling or (b) since the date of the indenture, there has been a change in the applicable federal income tax law, in either case to the effect that, and based thereon such opinion of counsel will confirm that, the Holders of the outstanding notes will not recognize income, gain or loss for federal income tax purposes as a result of such Legal Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Legal Defeasance had not occurred;

(3)          in the case of Covenant Defeasance, Trico has delivered to the trustee an opinion of counsel reasonably acceptable to the trustee confirming that the Holders of the outstanding notes will not recognize income, gain or loss for federal income tax purposes as a result of such Covenant Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Covenant Defeasance had not occurred;

(4)          no Default or Event of Default has occurred and is continuing on the date of such deposit (other than a Default or Event of Default resulting from the borrowing of funds to be applied to such deposit);

(5)          such Legal Defeasance or Covenant Defeasance will not result in a breach or violation of, or constitute a default under any material agreement or instrument (other than the indenture) to which Trico or any of its Subsidiaries is a party or by which Trico or any of its Subsidiaries is bound;

(6)          Trico must deliver to the trustee an officers' certificate stating that the deposit was not made by Trico with the intent of preferring the Holders of notes over the other creditors of Trico with the intent of defeating, hindering, delaying or defrauding creditors of Trico or others; and

(7)          Trico must deliver to the trustee an officers' certificate and an opinion of counsel which opinion may be subject to customary assumptions and exclusions, each stating that all conditions precedent relating to the Legal Defeasance or the Covenant Defeasance have been complied with.

Amendment, Supplement and Waiver

Except as provided in the next three succeeding paragraphs, with the consent of the Holders of at least a majority in principal amount of the then outstanding notes under the indenture (including, without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, notes), the indenture and the corresponding notes may be amended or supplemented, and with the consent of the Holders of a majority in principal amount of the then outstanding notes under the indenture (including, without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, notes), any existing default or compliance with any provision of the indenture and the corresponding notes may be waived.

Without the consent of each Holder affected, an amendment or waiver may not (with respect to any notes held by a non-consenting Holder):

(1)           reduce the principal amount of notes whose Holders must consent to an amendment, supplement or waiver;

(2)           reduce the principal of or change the fixed maturity of any Note or alter the provisions with respect to the redemption of the notes (other than provisions relating to the covenants described above under the caption "—Repurchase at the Option of Holders");

(3)           reduce the rate of or change the time for payment of interest on any Note;

(4)           waive a Default or Event of Default in the payment of principal of, or interest or premium, or Liquidated Damages, if any, on the notes (except a rescission of acceleration of the notes by the Holders of at least a majority in aggregate principal amount of the notes and a waiver of the payment default that resulted from such acceleration);

(5)           make any Note payable in money other than that stated in the notes;

(6)           make any change in the provisions of the relevant indenture relating to waivers of past Defaults or the rights of Holders of notes to receive payments of principal of, or interest or premium or Liquidated Damages, if any, on the notes;

(7)           waive a redemption payment with respect to any Note (other than a payment required by one of the covenants described above under the caption "—Repurchase at the Option of Holders");

(8)           release any Guarantor from any of its obligations under its Subsidiary Guarantees or the indenture, except in accordance with the terms of the indenture; or

(9)           make any change in the preceding amendment and waiver provisions.

Notwithstanding the preceding, without the consent of any Holder of notes, Trico, the Guarantors and the trustee may amend or supplement the indenture or the notes:

(1)           to cure any ambiguity, defect or inconsistency;

(2)           to provide for uncertificated notes in addition to or in place of certificated notes;

(3)           to provide for the assumption of Trico's obligations to Holders of notes in the case of a merger or consolidation or sale of all or substantially all of Trico's assets;

(4)           to make any change that would provide any additional rights or benefits to the Holders of notes or that does not adversely affect the legal rights under the indenture of any such Holder; or

(5)           to comply with requirements of the Commission in order to effect or maintain the qualification of the indenture under the Trust Indenture Act.

Satisfaction and Discharge

The indenture will be discharged and will cease to be of further effect as to all notes issued thereunder, when:

(1)           either:

(a)         all notes that have been authenticated under the indenture, except lost, stolen or destroyed notes that have been replaced or paid and notes for whose payment money has been deposited in trust and thereafter repaid to Trico, have been delivered to the trustee for cancellation; or

(b)         all such notes that have not been delivered to the trustee for cancellation have become due and payable by reason of the mailing of a notice of redemption or otherwise or will become due and payable within one year and Trico or any Guarantor has irrevocably deposited or caused to be deposited with the trustee as trust funds in trust solely for the benefit of the Holders, cash in U.S. dollars, non-callable Government Securities, or a combination of cash in U.S. dollars and non-callable Government Securities, in amounts as will be sufficient without consideration of any reinvestment of interest, to pay and discharge the entire indebtedness on such notes not delivered to the trustee for cancellation for principal, premium and Liquidated Damages, if any, and accrued interest to the date of maturity or redemption;

(2)           no Default or Event of Default has occurred and is continuing under the indenture on the date of the deposit or will occur as a result of the deposit and the deposit will not result in a breach or violation of, or constitute a default under, any other instrument to which Trico or any Guarantor is a party or by which Trico or any Guarantor is bound;

(3)           Trico or any Guarantor has paid or caused to be paid all sums payable by it under the indenture; and

(4)           Trico has delivered irrevocable instructions to the trustee under the indenture to apply the deposited money toward the payment of the notes at maturity or the redemption date, as the case may be.

In addition, Trico must deliver an officers' certificate and an opinion of counsel to the trustee stating that all conditions precedent to satisfaction and discharge have been satisfied.

Concerning the Trustee

If the trustee becomes a creditor of Trico or any Guarantor, the indenture limits its right to obtain payment of claims in certain cases, or to realize on certain property received in respect of any such claim as security or otherwise. The trustee will be permitted to engage in other transactions; however, if it acquires any conflicting interest it must eliminate such conflict within 90 days, apply to the Commission for permission to continue or resign.

The Holders of a majority in principal amount of the then outstanding notes under the indenture will have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the trustee, subject to certain exceptions. The indenture provide that in case an Event of Default occurs and is continuing, the trustee will be required, in the exercise of its power, to use the degree of care of a prudent man in the conduct of his own affairs. Subject to such provisions, the trustee will be under no obligation to exercise any of its rights or powers under the indenture at the request of any Holder of notes, unless such Holder has offered to the trustee security and indemnity satisfactory to it against any loss, liability or expense.

Book-Entry, Delivery and Form

Except as described in the next paragraph, the notes will initially be issued in the form of one or more Global Notes (the "Global Notes"). The Global Notes will be deposited on the date of the closing of this offering with, or on behalf of, The Depository Trust Company ("DTC") and registered in the name of Cede & Co., as nominee of DTC (such nominee being referred to herein as the "Global Note Holder").

Notes that are issued as described below under "—Certificated Notes" will be issued in the form of registered definitive certificates (the "Certificated Notes"). Upon the transfer of Certificated Notes, Certificated Notes may, unless all Global Notes have previously been exchanged for Certificated Notes, be exchanged for an interest in the Global Note representing the principal amount of notes being transferred, subject to the transfer restrictions set forth in the indenture.

DTC has advised Trico that DTC is a limited-purpose trust company created to hold securities for its participating organizations (collectively, the "Participants") and to facilitate the clearance and settlement of transactions in those securities between Participants through electronic book-entry changes in accounts of its Participants. The Participants include securities brokers and dealers (including the initial purchasers), banks, trust companies, clearing corporations and certain other organizations. Access to DTC's system is also available to other entities such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a Participant, either directly or indirectly (collectively, the "Indirect Participants"). Persons who are not Participants may beneficially own securities held by or on behalf of DTC only through the Participants or the Indirect Participants. The ownership interests in, and transfers of ownership interests in, each security held by or on behalf of DTC are recorded on the records of the Participants and Indirect Participants.

DTC has also advised Trico that, pursuant to procedures established by it:

(1)           upon deposit of the Global Notes, DTC will credit the accounts of Participants designated by the iwith portions of the principal amount of the Global Notes; and

(2)           ownership of these interests in the Global Notes will be shown on, and the transfer of ownership of these interests will be effected only through, records maintained by DTC (with respect to the Participants) or by the Participants and the Indirect Participants (with respect to other owners of beneficial interest in the Global Notes).

Prospective purchasers are advised that the laws of some states require that certain Persons take physical delivery in definitive form of securities that they own. Consequently, the ability to transfer beneficial interests in a Global Note to such Persons will be limited to such extent. For certain other restrictions on the transferability of the notes, see "Notice to Investors."

So long as the Global Note Holder is the registered owner of any notes, the Global Note Holder will be considered the sole Holder under the indenture of any notes evidenced by the Global Notes. Beneficial owners of notes evidenced by the Global Notes will not be considered the owners or Holders of the notes under the indenture for any purpose, including with respect to the giving of any directions, instructions or approvals to the trustee thereunder. Neither Trico nor the trustee will have any responsibility or liability for any aspect of the records of DTC or for maintaining, supervising or reviewing any records of DTC relating to the notes.

Payments in respect of the principal of, and interest and premium and Liquidated Damages, if any, on a Global Note registered in the name of the Global Note Holder on the applicable record date will be payable by the trustee to or at the direction of the Global Note Holder in its capacity as the registered Holder under the indenture. Under the terms of the indenture, Trico and the trustee will treat the Persons in whose names the notes, including the Global Notes, are registered as the owners of the notes for the purpose of receiving payments and for all other purposes. Consequently, neither Trico, the trustee nor any agent of Trico or the trustee has or will have any responsibility or liability for:

(1)           any aspect of DTC's records or any Participant's or Indirect Participant's records relating to or payments made on account of beneficial ownership interest in the Global Notes or for maintaining, supervising or reviewing any of DTC's records or any Participant's or Indirect Participant's records relating to the beneficial ownership interests in the Global Notes; or

(2)           any other matter relating to the actions and practices of DTC or any of its Participants or Indirect Participants.

DTC has advised Trico that its current practice, upon receipt of any payment in respect of securities such as the notes (including principal and interest), is to credit the accounts of the relevant Participants with the payment on the payment date unless DTC has reason to believe it will not receive payment on such payment date. Each relevant Participant is credited with an amount proportionate to its beneficial ownership of an interest in the principal amount of the relevant security as shown on the records of DTC. Payments by the Participants and the Indirect Participants to the beneficial owners of notes will be governed by standing instructions and customary practices and will be the responsibility of the Participants or the Indirect Participants and will not be the responsibility of DTC, the trustee or Trico. Neither Trico nor the trustee will be liable for any delay by DTC or any of its Participants in identifying the beneficial owners of the notes, and Trico and the trustee may conclusively rely on and will be protected in relying on instructions from DTC or its nominee for all purposes.

Certificated Notes

Subject to certain conditions, any Person having a beneficial interest in a Global Note may, upon prior written request to the trustee, exchange such beneficial interest for notes in the form of Certificated Notes. Upon any such issuance, the trustee is required to register such Certificated Notes in the name of, and cause the same to be delivered to, such Person or Persons (or their nominee). All Certificated Notes would be subject to the legend requirements described under "Notice to Investors." In addition, if:

(1)           DTC (a) notifies Trico that it is unwilling or unable to continue as depositary for the Global Notes and Trico fails to appoint a successor depositary or (b) has ceased to be a clearing agency registered under the Exchange Act;

(2)           Trico, at its option, notifies the trustee in writing that it elects to cause the issuance of the Certificated Notes; or

(3)           there has occurred and is continuing a Default or Event of Default with respect to the notes;

then, upon surrender by the Global Note Holder of its Global Note, notes in such form will be issued to each person that the Global Note Holder and DTC identify as being the beneficial owner of the related notes.

Neither Trico nor the trustee will be liable for any delay by the Global Note Holder or DTC in identifying the beneficial owners of notes and Trico and the trustee may conclusively rely on, and will be protected in relying on, instructions from the Global Note Holder or DTC for all purposes.

Same Day Settlement and Payment

Trico will make payments in respect of the notes represented by the Global Notes (including principal, premium, if any, interest and Liquidated Damages, if any) by wire transfer of immediately available funds to the accounts specified by the Global Note Holder. Trico will make all payments of principal, interest and premium and Liquidated Damages, if any, with respect to Certificated Notes by wire transfer of immediately available funds to the accounts specified by the Holders of the Certificated Notes or, if no such account is specified, by mailing a check to each such Holder's registered address. The notes represented by the Global Notes are expected to be eligible to trade in the PORTALSM market and to trade in DTC's Same-Day Funds Settlement System, and any permitted secondary market trading activity in such notes will, therefore, be required by DTC to be settled in immediately available funds. Trico expects that secondary trading in any Certificated Notes will also be settled in immediately available funds.

Registration Rights; Liquidated Damages

The following description is a summary of the material provisions of the registration rights agreement. It does not restate that agreement in its entirety. We urge you to read the registration rights agreement in its entirety because it, and not this description, defines your registration rights as Holders of these notes. See "—Available Information and Incorporation by Reference."

Trico, the Guarantors and the initial purchasers have entered into the registration rights agreement, pursuant to which Trico and the Guarantors have agreed to file with the Commission this registration statement with respect to the Exchange Notes. Upon the effectiveness of this registration statement, Trico and the Guarantors will offer to the Holders of Transfer Restricted Securities pursuant to the Exchange Offer who are able to make certain representations the opportunity to exchange their Transfer Restricted Securities for Exchange Notes.

If:

(1)           Trico and the Guarantors are not permitted to consummate the Exchange Offer because the Exchange Offer is not permitted by applicable law or Commission policy; or

(2)           any Holder of Transfer Restricted Securities notifies Trico prior to the 20th day following consummation of the Exchange Offer that:

(a)       it is prohibited by law or Commission policy from participating in the Exchange Offer; or

(b)       that it may not resell the Exchange Notes acquired by it in the Exchange Offer to the public without delivering a prospectus and the prospectus contained in the Exchange Offer Registration Statement is not appropriate or available for such resales; or

(c)       that it is a broker-dealer and owns notes acquired directly from Trico or an affiliate of Trico,

Trico and the Guarantors will file with the Commission a Shelf Registration Statement to cover resales of the notes by the Holders of the notes who satisfy certain conditions relating to the provision of information in connection with the Shelf Registration Statement.

Trico and the Guarantors will use all commercially reasonable efforts to cause the applicable registration statement to be declared effective as promptly as possible by the Commission.

For purposes of the preceding, "Transfer Restricted Securities" means each note until:

(1)           the date on which such note has been exchanged by a Person other than a broker-dealer for an Exchange Note in the Exchange Offer;

(2)           following the exchange by a broker-dealer in the Exchange Offer of a note for an Exchange Note, the date on which such Exchange Note is sold to a purchaser who receives from such broker-dealer on or prior to the date of such sale a copy of the prospectus contained in the Exchange Offer Registration Statement;

(3)           the date on which such note has been effectively registered under the Securities Act and disposed of in accordance with the Shelf Registration Statement; or

(4)           the date on which such note is eligible to be distributed to the public pursuant to Rule 144 under the Securities Act.

The registration rights agreement provides that:

(1)           Trico and the Guarantors will file an Exchange Offer Registration Statement with the Commission on or prior to 90 days after the closing of this offering;

(2)           Trico and the Guarantors will use all commercially reasonable efforts to have the Exchange Offer Registration Statement declared effective by the Commission on or prior to 180 days after the closing of this offering;

(3)           unless the Exchange Offer would not be permitted by applicable law or Commission policy, Trico and the Guarantors will

(a)       commence the Exchange Offer; and

(b)       use all commercially reasonable efforts to issue on or prior to 30 business days, or longer, if required by the federal securities laws, after the date on which the Exchange Offer Registration Statement was declared effective by the Commission, Exchange Notes in exchange for all notes tendered prior thereto in the Exchange Offer; and

(4)           if obligated to file the Shelf Registration Statement, Trico and the Guarantors will use all commercially reasonable efforts to file the Shelf Registration Statement with the Commission on or prior to 60 days after such filing obligation arises and to cause the Shelf Registration to be declared effective by the Commission on or prior to 180 days after such obligation arises.

If:

(1)           Trico and the Guarantors fail to file any of the registration statements required by the registration rights agreement on or before the date specified for such filing; or

(2)           any of such registration statements is not declared effective by the Commission on or prior to the date specified for such effectiveness (the "Effectiveness Target Date"); or

(3)           Trico and the Guarantors fail to consummate the Exchange Offer within 30 business days of the Effectiveness Target Date with respect to the Exchange Offer Registration Statement; or

(4)           the Shelf Registration Statement or the Exchange Offer Registration Statement is declared effective but thereafter ceases to be effective or usable in connection with resales of Transfer Restricted Securities during the periods specified in the registration rights agreement (each such event referred to in clauses (1) through (4) above, a "Registration Default"), then Trico and the Guarantors will pay Liquidated Damages to each Holder of notes in the amount of 0.50% per annum for the first 90-day period immediately following the occurrence of a Registration Default, and such rate will increase by an additional 0.50% per annum with respect to each subsequent 90-day period until all Registration Defaults have been cured, up to a maximum additional interest rate of 2.0% per year. Additional interest will not accrue under more than one of the preceding clauses (1) through (4) at any one time. Such additional interest will be in addition to any other interest payable from time to time with respect to the notes and the exchange notes.

All accrued Liquidated Damages will be paid by Trico and the Guarantors on each Damages Payment Date to the Global Note Holder by wire transfer of immediately available funds or by federal funds check and to Holders of Certificated Notes by wire transfer to the accounts specified by them or by mailing checks to their registered addresses if no such accounts have been specified.

Following the cure of all Registration Defaults, the accrual of Liquidated Damages will cease.

Holders of notes will be required to make certain representations to Trico (as described in the registration rights agreement) in order to participate in the Exchange Offer and will be required to deliver certain information to be used in connection with the Shelf Registration Statement and to provide comments on the Shelf Registration Statement within the time periods set forth in the registration rights agreement in order to have their notes included in the Shelf Registration Statement and benefit from the provisions regarding Liquidated Damages set forth above. By acquiring Transfer Restricted Securities, a Holder will be deemed to have agreed to indemnify Trico and the Guarantors against certain losses arising out of information furnished by such Holder in writing for inclusion in any Shelf Registration Statement. Holders of notes will also be required to suspend their use of the prospectus included in the Shelf Registration Statement under certain circumstances upon receipt of written notice to that effect from Trico.

Certain Definitions

Set forth below are certain defined terms used in the indenture. Reference is made to the indenture for a full disclosure of all such terms, as well as any other capitalized terms used herein for which no definition is provided.

"Acquired Debt" means, with respect to any specified Person:

(1)          Indebtedness of any other Person existing at the time such other Person is merged with or into or became a Subsidiary of such specified Person, whether or not such Indebtedness is incurred in connection with, or in contemplation of, such other Person merging with or into, or becoming a Subsidiary of, such specified Person; and

(2)          Indebtedness secured by a Lien encumbering any asset acquired by such specified Person.

"Affiliate" of any specified Person means any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person. For purposes of this definition, "control," as used with respect to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such Person, whether through the ownership of voting securities, by agreement or otherwise; provided that beneficial ownership of 10% or more of the Voting Stock of a Person will be deemed to be control. For purposes of this definition, the terms "controlling," "controlled by" and "under common control with" have correlative meanings.

"Asset Sale" means:

(1)          the sale, lease, conveyance or other disposition of any assets or rights, other than in the ordinary course of business; provided that the sale, conveyance or other disposition of all or substantially all of the assets of Trico and its Subsidiaries taken as a whole will be governed by the provisions of the indenture described above under the caption "—Repurchase at the Option of Holders—Change of Control" and/or the provisions described above under the caption "—Certain Covenants—Merger, Consolidation or Sale of Assets" and not by the provisions of the Asset Sale covenant; and

(2)          the issuance of Equity Interests by any of Trico's Restricted Subsidiaries or the sale of Equity Interests in any of its Restricted Subsidiaries.

Notwithstanding the preceding, none of the following items will be deemed to be an Asset Sale:

(1)          any single transaction or series of related transactions that involves assets having a fair market value of less than $1.0 million;

(2)          a transfer of assets between or among Trico and its Restricted Subsidiaries,

(3)          an issuance of Equity Interests by a Restricted Subsidiary to Trico or to another Restricted Subsidiary;

(4)          the disposal and replacement of obsolete equipment in the ordinary course of business;

(5)          the sale or other disposition of cash or Cash Equivalents; and

(6)          a Restricted Payment or Permitted Investment that is permitted by the covenant described above under the caption "—Certain Covenants—Restricted Payments."

"Attributable Debt" in respect of a sale and leaseback transaction means, at the time of determination, the present value of the obligation of the lessee for net rental payments during the remaining term of the lease included in such sale and leaseback transaction including any period for which such lease has been extended or may, at the option of the lessor, be extended. Such present value shall be calculated using a discount rate equal to the rate of interest implicit in such transaction, determined in accordance with GAAP.

"Beneficial Owner" has the meaning assigned to such term in Rule 13d-3 and Rule 13d-5 under the Exchange Act, except that in calculating the beneficial ownership of any particular "person" (as that term is used in Section 13(d)(3) of the Exchange Act), such "person" will be deemed to have beneficial ownership of all securities that such "person" has the right to acquire by conversion or exercise of other securities, whether such right is currently exercisable or is exercisable only upon the occurrence of a subsequent condition. The terms "Beneficially Owns" and "Beneficially Owned" have a corresponding meaning.

"Board of Directors" means:

(1)          with respect to a corporation, the board of directors of the corporation;

(2)          with respect to a partnership, the Board of Directors of the general partner of the partnership; and

(3)          with respect to any other Person, the board or committee of such Person serving a similar function.

"Capital Lease Obligation" means, at the time any determination is to be made, the amount of the liability in respect of a capital lease that would at that time be required to be capitalized on a balance sheet in accordance with GAAP.

"Capital Stock" means:

(1)          in the case of a corporation, corporate stock;

(2)          in the case of an association or business entity, any and all shares, interests, participations, rights or other equivalents (however designated) of corporate stock;

(3)          in the case of a partnership or limited liability company, partnership or membership interests (whether general or limited); and

(4)          any other interest or participation that confers on a Person the right to receive a share of the profits and losses of, or distributions of assets of, the issuing Person.

"Cash Equivalents" means:

(1)          United States dollars;

(2)          securities issued or directly and fully guaranteed or insured by the United States government or any agency or instrumentality of the United States government (provided that the full faith and credit of the United States is pledged in support of those securities) having maturities of not more than one year from the date of acquisition;

(3)          certificates of deposit and eurodollar time deposits with maturities of six months or less from the date of acquisition, bankers' acceptances with maturities not exceeding six months and overnight bank deposits, in each case, with any commercial bank organized under the laws of any country that is a member of the Organization for Economic Cooperation and Development, or any affiliate of such commercial bank, having capital and surplus in excess of $500.0 million and a Thomson Bank Watch Rating of "B" or better;

(4)          repurchase obligations with a term of not more than seven days for underlying securities of the types described in clauses (2) and (3) above entered into with any financial institution meeting the qualifications specified in clause (3) above;

(5)          commercial paper having a rating of A-2 or P-2 from Moody's Investors Service, Inc. or Standard & Poor's Rating Services, respectively, and in each case maturing within 270 days after the date of acquisition; and

(6)          money market funds at least 95% of the assets of which constitute Cash Equivalents of the kinds described in clauses (1) through (5) of this definition.

"Change of Control" means the occurrence of any of the following:

(1)          the direct or indirect sale, transfer, conveyance or other disposition (other than by way of merger or consolidation), in one or a series of related transactions, of all or substantially all of the properties or assets of Trico and its Restricted Subsidiaries, taken as a whole, to any "person" (as that term is used in Section 13(d)(3) of the Exchange Act);

(2)          the adoption of a plan by the holder of Capital Stock relating to the liquidation or dissolution of Trico;

(3)          the consummation of any transaction (including, without limitation, any merger or consolidation) the result of which is that any "person" (as defined above) becomes the Beneficial Owners, directly or indirectly, of 50% or more of the Voting Stock of Trico measured by voting power rather than number of shares; or

(4)          the first day on which a majority of the members of the Board of Directors of Trico are not Continuing Directors.

"Consolidated Cash Flow" means, with respect to any specified Person for any period, the Consolidated Net Income of such Person for such period (calculated without regard to clause (2) of the definition of Consolidated Net Income) plus:

(1)          an amount equal to any net loss realized by such Person or any of its Restricted Subsidiaries in connection with an Asset Sale, to the extent such loss was deducted in computing such Consolidated Net Income; plus

(2)          provision for taxes based on income or profits of such Person and its Restricted Subsidiaries for such period, to the extent that such provision for taxes was deducted in computing such Consolidated Net Income; plus

(3)          consolidated interest expense of such Person and its Restricted Subsidiaries for such period, whether paid or accrued and whether or not capitalized (including, without limitation, amortization of debt issuance costs and original issue discount, non-cash interest payments, the interest component of any deferred payment obligations, the interest component of all payments associated with Capital Lease Obligations, commissions, discounts and other fees and charges incurred in respect of letter of credit or bankers' acceptance financings, and net of the effect of all payments made or received pursuant to Hedging Obligations), to the extent that any such expense was deducted in computing such Consolidated Net Income; plus

(4)          depreciation, amortization (including amortization of goodwill and other intangibles but excluding amortization of prepaid cash expenses that were paid in a prior period) and other non-cash expenses (excluding any such non-cash expense to the extent that it represents an accrual of or reserve for cash expenses in any future period or amortization of a prepaid cash expense that was paid in a prior period) of such Person and its Restricted Subsidiaries for such period to the extent that such depreciation, amortization and other non-cash expenses were deducted in computing such Consolidated Net Income; plus

(5)          unrealized non-cash losses resulting from foreign currency balance sheet adjustments required by GAAP to the extent such losses were deducted in computing such Consolidated Net Income; plus

(6)          all extraordinary, unusual or non-recurring items of gain or loss or revenue or expense; minus

(7)          non-cash items increasing such Consolidated Net Income for such period, other than the accrual of revenue in the ordinary course of business,

in each case, on a consolidated basis and determined in accordance with GAAP.

"Consolidated Current Liabilities" as of the date of determination means the aggregate amount of liabilities of Trico and its Restricted Subsidiaries which may properly be classified as current liabilities (including taxes accrued as estimated), on a consolidated basis, after eliminating (1) all intercompany items between Trico and such Restricted Subsidiaries and (2) all current maturities of long-term Indebtedness, all as determined in accordance with GAAP.

"Consolidated Net Income" means, with respect to any specified Person for any period, the aggregate of the Net Income of such Person and its Restricted Subsidiaries for such period, on a consolidated basis, determined in accordance with GAAP; provided that:

(1)          the Net Income (but not loss) of any Person that is not a Restricted Subsidiary or that is accounted for by the equity method of accounting will be included only to the extent of the amount of dividends or distributions paid in cash to the specified Person or a Restricted Subsidiary of the Person;

(2)          the Net Income of any Restricted Subsidiary will be excluded to the extent that the declaration or payment of dividends or similar distributions by that Restricted Subsidiary of that Net Income is not at the date of determination permitted without any prior governmental approval (that has not been obtained) or, directly or indirectly, by operation of the terms of its charter or any agreement, instrument, judgment, decree, order, statute, rule or governmental regulation applicable to that Restricted Subsidiary or its stockholders;

(3)          the Net Income of any Person acquired in a pooling of interests transaction for any period prior to the date of such acquisition will be excluded;

(4)          the cumulative effect of a change in accounting principles will be excluded; and

(5)          the Net Income (but not loss) of any Unrestricted Subsidiary will be excluded, whether or not distributed to the specified Person or one of its Subsidiaries.

"Consolidated Net Tangible Assets" as of any date of determination, means the total amount of assets (less accumulated depreciation and amortization, allowances for doubtful receivables, other applicable reserves and other properly deductible items) that appeared on the consolidated balance sheet of Trico and its Restricted Subsidiaries as of the end of the most recent fiscal quarter for which internal financial statements are available, determined on a consolidated basis in accordance with GAAP, and after giving effect to purchase accounting and after deducting therefrom Consolidated Current Liabilities and, to the extent otherwise included, the amounts of:

(1)          minority interests in Persons that are not Restricted Subsidiaries of Trico (including Financing Subsidiaries);

(2)          excess of cost over fair value of assets of businesses acquired, as determined in good faith;

(3)          any revaluation or other write-up in book value of assets subsequent to the date of the indenture as a result of a change in the method of valuation in accordance with GAAP;

(4)          unamortized debt discount and expenses and other unamortized deferred charges, goodwill, patents, trademarks, service marks, trade names, copyrights, licenses, organization or developmental expenses and other intangible items;

(5)          treasury stock;

(6)          cash set apart and held in a sinking or other analogous fund established for the purpose of redemption or other retirement of Capital Stock to the extent such obligation is not reflected in Consolidated Current Liabilities; and

(7)          Investments in and assets of Unrestricted Subsidiaries.

"Continuing Directors" means, as of any date of determination, any member of the Board of Directors of Trico who:

(1)          was a member of such Board of Directors on the date of the indenture; or

(2)          was nominated for election or elected to such Board of Directors with the approval of a majority of the Continuing Directors who were members of such Board at the time of such nomination or election.

"Credit Agreements" means that certain (i) Third Amended and Restated Revolving Credit Agreement dated July 19, 1999, as amended, by and among Trico, Trico Marine Operators, Inc., Trico Marine Assets, Inc., as borrowers, Wells Fargo Bank, N.A., as issuing bank, Wells Fargo Bank (Texas), National Association, as agent, and such other lenders as may from time to time be party thereto; (ii) Loan Agreement dated April 24, 2002 by and among Trico Shipping AS, as borrower, Den Norske Bank ASA, as agent, and the various lenders signatory thereto amending and restating that certain Loan Agreement dated June 23, 1998, as amended; and (iii) Loan Agreement dated April 18, 2000, as amended, by and among Trico Shipping AS, Den Norske Bank ASA, as agent, and the various lenders signatory thereto, including any related notes, guarantees, collateral documents, instruments and agreements executed in connection therewith, and in each case as amended, modified, renewed, refunded, replaced or refinanced from time to time.

"Credit Facilities" means, one or more debt facilities (including, without limitation, the Credit Agreements) or commercial paper facilities, in each case with banks or other institutional lenders providing for revolving credit loans, term loans, receivables financing (including through the sale of receivables to such lenders or to special purpose entities formed to borrow from such lenders against such receivables) or letters of credit, in each case, as amended, restated, modified, renewed, refunded, replaced or refinanced in whole or in part from time to time.

"Default" means any event that is, or with the passage of time or the giving of notice or both would be, an Event of Default.

"Disqualified Stock" means any Capital Stock that, by its terms (or by the terms of any security into which it is convertible, or for which it is exchangeable, in each case at the option of the holder of the Capital Stock), or upon the happening of any event, matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise, or redeemable at the option of the holder of the Capital Stock, in whole or in part, on or prior to the date that is 91 days after the date on which the notes mature. Notwithstanding the preceding sentence, any Capital Stock that would constitute Disqualified Stock solely because the holders of the Capital Stock have the right to require Trico to repurchase such Capital Stock upon the occurrence of a "change of control" or an "asset sale" will not constitute Disqualified Stock if the terms of such Capital Stock provide that Trico may not repurchase or redeem any such Capital Stock pursuant to such provisions unless such repurchase or redemption complies with the covenant described above under the caption "—Certain Covenants—Restricted Payments."

"Domestic Subsidiary" means any Subsidiary of Trico that was formed under the laws of the United States or any state of the United States or the District of Columbia.

"Equity Interests" means Capital Stock and all warrants, options or other rights to acquire Capital Stock (but excluding any debt security that is convertible into, or exchangeable for, Capital Stock).

"Existing Indebtedness" means Indebtedness of Trico and its Subsidiaries (other than Indebtedness under the Credit Agreement) in existence on the date of the indenture, until such amounts are repaid.

"Financing Subsidiary" means any Subsidiary of Trico whose sole purpose is to purchase marine vessels and other marine equipment (including related supplies) with Vessel Financing for charter or other transfer to Trico or its Restricted Subsidiaries on terms more favorable than would otherwise be available to Trico from a non-governmental source at the time of such Vessel Financing; provided that such Financing Subsidiary may not:

(1) incur Indebtedness other than Vessel Financing; and

(2) own significant assets other than marine vessels and other marine equipment (including related supplies) or rights therein.

"Fixed Charges" means, with respect to any specified Person for any period, the sum, without duplication, of:

(1)          the consolidated interest expense of such Person and its Restricted Subsidiaries for such period, whether paid or accrued, including, without limitation, amortization of debt issuance costs and original issue discount, non-cash interest payments, the interest component of any deferred payment obligations, the interest component of all payments associated with Capital Lease Obligations, commissions, discounts and other fees and charges incurred in respect of letter of credit or bankers' acceptance financings, and net of the effect of all payments made or received pursuant to Hedging Obligations; plus

(2)          the consolidated interest of such Person and its Restricted Subsidiaries that was capitalized during such period; plus

(3)          any interest expense on Indebtedness of another Person that is Guaranteed by such Person or one of its Restricted Subsidiaries or secured by a Lien on assets of such Person or one of its Restricted Subsidiaries, whether or not such Guarantee or Lien is called upon; plus

(4)          the product of (a) all dividends, whether paid or accrued and whether or not in cash, on any series of preferred stock of such Person or any of its Restricted Subsidiaries, other than dividends on Equity Interests payable solely in Equity Interests of Trico (other than Disqualified Stock) or to Trico or a Restricted Subsidiary of Trico, times (b) a fraction, the numerator of which is one and the denominator of which is one minus the then current combined federal, state and local statutory tax rate of such Person, expressed as a decimal, in each case, on a consolidated basis and in accordance with GAAP.

"Fixed Charge Coverage Ratio" means with respect to any specified Person for any period, the ratio of the Consolidated Cash Flow of such Person and its Restricted Subsidiaries for such period to the Fixed Charges of such Person and its Restricted Subsidiaries for such period. In the event that the specified Person or any of its Restricted Subsidiaries incurs, assumes, Guarantees, repays, repurchases or redeems any Indebtedness (other than ordinary working capital borrowings) or issues, repurchases or redeems preferred stock subsequent to the commencement of the period for which the Fixed Charge Coverage Ratio is being calculated and on or prior to the date on which the event for which the calculation of the Fixed Charge Coverage Ratio is made (the "Calculation Date"), then the Fixed Charge Coverage Ratio will be calculated giving pro forma effect to such incurrence, assumption, Guarantee, repayment, repurchase or redemption of Indebtedness, or such issuance, repurchase or redemption of preferred stock, and the use of the proceeds therefrom as if the same had occurred at the beginning of the applicable four-quarter reference period.

In addition, for purposes of calculating the Fixed Charge Coverage Ratio:

(1)          acquisitions that have been made by the specified Person or any of its Restricted Subsidiaries, including through mergers or consolidations and including any related financing transactions, during the four-quarter reference period or subsequent to such reference period and on or prior to the Calculation Date will be given pro forma effect as if they had occurred on the first day of the four-quarter reference period, including any pro forma expense and cost reductions and other operating improvements that have occurred or are reasonably expected to occur, in the reasonable judgment of the chief financial officer of Trico (regardless of whether those cost savings or operating improvements could then be reflected in pro forma financial statements in accordance with Regulation S-X promulgated under the Securities Act or any other regulation or policy of the SEC related thereto);

(2)          the Consolidated Cash Flow attributable to discontinued operations, as determined in accordance with GAAP, and operations or businesses disposed of prior to the Calculation Date, will be excluded; and

(3)          the Fixed Charges attributable to discontinued operations, as determined in accordance with GAAP, and operations or businesses disposed of prior to the Calculation Date, will be excluded, but only to the extent that the obligations giving rise to such Fixed Charges will not be obligations of the specified Person or any of its Restricted Subsidiaries following the Calculation Date.

"Foreign Subsidiaries" means any Subsidiary of Trico that is not a Domestic Subsidiary.

"GAAP" means generally accepted accounting principles set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as have been approved by a significant segment of the accounting profession, which are in effect from time to time.

"Guarantee" means a guarantee other than by endorsement of negotiable instruments for collection in the ordinary course of business, direct or indirect, in any manner including, without limitation, by way of a pledge of assets or through letters of credit or reimbursement agreements in respect thereof, of all or any part of any Indebtedness.

"Guarantors" means each of:

(1)          Trico Marine Operators, Inc., Trico Marine Assets, Inc.; and

(2)          any other subsidiary that executes a Subsidiary Guarantee in accordance with the provisions of the indenture;

and their respective successors and assigns.

"Hedging Obligations" means, with respect to any specified Person, the obligations of such Person under:

(1)          interest rate swap agreements, interest rate cap agreements and interest rate collar agreements or exchange rate agreements;

(2)          agreements for the purpose of fixing or hedging currency or interest rate risk with respect to any floating rate Indebtedness that is permitted by the terms of the indenture to be outstanding; and

(3)          other agreements or arrangements designed to protect such Person against fluctuations in interest rates,

in each case, to the extent incurred in the ordinary course of business and not for speculative purposes.

"Indebtedness" means, with respect to any specified Person, any indebtedness of such Person, whether or not contingent:

(1)          in respect of borrowed money;

(2)          evidenced by bonds, notes, debentures or similar instruments or letters of credit (or reimbursement agreements in respect thereof);

(3)          in respect of banker's acceptances;

(4)          representing Capital Lease Obligations;

(5)          representing the balance deferred and unpaid of the purchase price of any property, except any such balance that constitutes an accrued expense or trade payable; or

(6)          representing any Hedging Obligations,

if and to the extent any of the preceding items (other than letters of credit and Hedging Obligations) would appear as a liability upon a balance sheet of the specified Person prepared in accordance with GAAP. In addition, the term "Indebtedness" includes all Indebtedness of others secured by a Lien on any asset of the specified Person (whether or not such Indebtedness is assumed by the specified Person) and, to the extent not otherwise included, the Guarantee by the specified Person of any indebtedness of any other Person.

The amount of any Indebtedness outstanding as of any date will be:

(1)          the accreted value of the Indebtedness, in the case of any Indebtedness issued with original issue discount; and

(2)          the principal amount of the Indebtedness, together with any interest on the Indebtedness that is more than 30 days past due, in the case of any other Indebtedness.

"Investments" means, with respect to any Person, all direct or indirect investments by such Person in other Persons (including Affiliates) in the forms of loans (including Guarantees or other obligations), advances or capital contributions (excluding commission, travel and similar advances to officers and employees made in the ordinary course of business), purchases or other acquisitions for consideration of Indebtedness, Equity Interests or other securities, together with all items that are or would be classified as investments on a balance sheet prepared in accordance with GAAP. If Trico or any Restricted Subsidiary of Trico sells or otherwise disposes of any Equity Interests of any direct or indirect Subsidiary of Trico such that, after giving effect to any such sale or disposition, such Person is no longer a Subsidiary of Trico, Trico will be deemed to have made an Investment on the date of any such sale or disposition equal to the fair market value of Trico's Investments in such Subsidiary that were not sold or disposed of in an amount determined as provided in the final paragraph of the covenant described above under the caption "—Certain Covenants—Restricted Payments." The acquisition by Trico or any Restricted Subsidiary of Trico of a Person that holds an Investment in a third Person will be deemed to be an Investment by Trico or such Restricted Subsidiary in such third Person in an amount equal to the fair market value of the Investments held by the acquired Person in such third Person in an amount determined as provided in the final paragraph of the covenant described above under the caption "—Certain Covenants—Restricted Payments."

"Lien" means, with respect to any asset, any mortgage, lien, pledge, charge, security interest or encumbrance of any kind in respect of such asset, whether or not filed, recorded or otherwise perfected under applicable law, including any conditional sale or other title retention agreement, any lease in the nature thereof, any option or other agreement to sell or give a security interest in and any filing of or agreement to give any financing statement under the Uniform Commercial Code (or equivalent statutes) of any jurisdiction.

"Net Income" means, with respect to any specified Person, the net income (loss) of such Person, determined in accordance with GAAP and before any reduction in respect of preferred stock dividends, excluding, however:

(1)          any gain (but not loss), together with any related provision for taxes on such gain (but not loss), realized in connection with: (a) any Asset Sale (including, without limitation, dispositions pursuant to sale and leaseback transactions); or (b) the disposition of any securities by such Person or any of its Restricted Subsidiaries or the extinguishment of any Indebtedness of such Person or any of its Restricted Subsidiaries; and

(2)          any extraordinary or nonrecurring gain (but not loss), together with any related provision for taxes on such extraordinary gain (but not loss).

"Net Proceeds" means the aggregate cash proceeds received by Trico or any of its Restricted Subsidiaries in respect of any Asset Sale (including, without limitation, any cash received upon the sale or other disposition of any non-cash consideration received in any Asset Sale), net of the direct costs relating to such Asset Sale, including, without limitation, legal, accounting and investment banking fees, and sales commissions, and any relocation expenses incurred as a result of the Asset Sale, taxes paid or payable as a result of the Asset Sale, in each case, after taking into account any available tax credits or deductions and any tax sharing arrangements, and amounts required to be applied to the repayment of Indebtedness, other than Senior Debt secured by a Lien on the asset or assets that were the subject of such Asset Sale and any reserve for adjustment in respect of the sale price of such asset or assets established in accordance with GAAP.

"Non-Recourse Debt" means Indebtedness:

(1)          as to which neither Trico nor any of its Restricted Subsidiaries (a) provides credit support of any kind (including any undertaking, agreement or instrument that would constitute Indebtedness), (b) is directly or indirectly liable as a guarantor or otherwise or (c) constitutes the lender;

(2)          no default with respect to which (including any rights that the holders of the Indebtedness may have to take enforcement action against an Unrestricted Subsidiary) would permit upon notice, lapse of time or both any holder of any other Indebtedness (other than the notes) of Trico or any of its Restricted Subsidiaries to declare a default on such other Indebtedness or cause the payment of the Indebtedness to be accelerated or payable prior to its stated maturity; and

(3)          as to which the lenders have been notified in writing that they will not have any recourse to the stock or assets of Trico or any of its Restricted Subsidiaries.

"Obligations" means any principal, interest, penalties, fees, indemnifications, reimbursements, damages and other liabilities payable under the documentation governing any Indebtedness.

"Permitted Business" means any business that derives a majority of its revenues from the business engaged in by Trico and its Restricted Subsidiaries on the date of the indenture and/or activities that are reasonably similar, ancillary, incidental, complementary or related to, or a reasonable extension, development or expansion of, the businesses in which Trico and its Restricted Subsidiaries are engaged on the date of the indenture.

"Permitted Investments" means:

(1)          any Investment in Trico or in a Restricted Subsidiary of Trico (other than a Financing Subsidiary);

(2)          any Investment in Cash Equivalents;

(3)          any Investment by Trico or any Restricted Subsidiary of Trico in a Person, if as a result of such Investment:

(a)       such Person becomes a Restricted Subsidiary of Trico (other than a Financing Subsidiary); or

(b)       such Person is merged, consolidated or amalgamated with or into, or transfers or conveys substantially all of its assets to, or is liquidated into, Trico or a Restricted Subsidiary of Trico (other than a Financing Subsidiary);

(4)          any Investment made as a result of the receipt of non-cash consideration from an Asset Sale that was made pursuant to and in compliance with the covenant described above under the caption "—Repurchase at the Option of Holders—Asset Sales;"

(5)          any acquisition of assets solely in exchange for the issuance of Equity Interests (other than Disqualified Stock) of Trico;

(6)          any Investments received in compromise of obligations of such persons incurred in the ordinary course of trade creditors or customers that were incurred in the ordinary course of business, including pursuant to any plan of reorganization or similar arrangement upon the bankruptcy or insolvency of any trade creditor or customer;

(7)          Hedging Obligations; and

(8)          other Investments in any Person that is not also a Restricted Subsidiary of Trico or is a Financing Subsidiary of Trico having an aggregate fair market value (measured on the date each such Investment was made and without giving effect to subsequent changes in value), when taken together with all other Investments made pursuant to this clause (8) since the date of the indenture not to exceed the greater of (a) $30.0 million or (b) 7.0% of Consolidated Net Tangible Assets.

"Permitted Liens" means:

(1)          Liens securing any Indebtedness under a Credit Facility that was permitted by the terms of the indenture to be incurred, and all Obligations and Hedging Obligations relating to such Indebtedness;

(2)          Liens in favor of Trico or the Guarantors;

(3)          Liens on property of a Person existing at the time such Person is merged with or into or consolidated with Trico or any Restricted Subsidiary of Trico; provided that such Liens were in existence prior to the contemplation of such merger or consolidation and do not extend to any assets other than those of the Person merged into or consolidated with Trico or the Restricted Subsidiary;

(4)          Liens on property existing at the time of acquisition of the property by Trico or any Restricted Subsidiary of Trico, provided that such Liens were in existence prior to the contemplation of such acquisition;

(5)          Liens on assets of any Financing Subsidiary used to secure Vessel Financing in the ordinary course of business;

(6)          Liens to secure Indebtedness (including Capital Lease Obligations) permitted by clause (4) of the second paragraph of the covenant entitled "—Certain Covenants—Incurrence of Indebtedness and Issuance of Preferred Stock" covering only the assets acquired with such Indebtedness;

(7)          Liens existing on the date of the indenture;

(8)          Liens for taxes, assessments or governmental charges or claims that are not yet delinquent or that are being contested in good faith by appropriate proceedings promptly instituted and diligently concluded, provided that any reserve or other appropriate provision as is required in conformity with GAAP has been made therefore;

(9)          Liens incurred in the ordinary course of business of Trico or any Restricted Subsidiary of Trico with respect to obligations that do not exceed $10.0 million at any one time outstanding;

(10)        Liens to secure Indebtedness permitted by clause (10) of the second paragraph of the covenant entitled "—Certain Covenants—Incurrence of Indebtedness and Issuance of Preferred Stock;"

(11)        Liens on assets of Unrestricted Subsidiaries that secure Non-Recourse Debt of Unrestricted Subsidiaries; and

(12)        Liens to secure Indebtedness permitted by clause (5) of the second paragraph of the covenant entitled "—Certain Covenants—Incurrence of Indebtedness and Issuance of Preferred Stock."

"Permitted Refinancing Indebtedness" means any Indebtedness of Trico or any of its Restricted Subsidiaries issued in exchange for, or the net proceeds of which are used to extend, refinance, renew, replace, defease or refund other Indebtedness of Trico or any of its Restricted Subsidiaries (other than intercompany Indebtedness); provided that:

(1)          the principal amount (or accreted value, if applicable) of such Permitted Refinancing Indebtedness does not exceed the principal amount (or accreted value, if applicable) of the Indebtedness extended, refinanced, renewed, replaced, defeased or refunded (plus all accrued interest on the Indebtedness and the amount of all expenses and premiums incurred in connection therewith);

(2)          such Permitted Refinancing Indebtedness has a final maturity date later than the final maturity date of, and has a Weighted Average Life to Maturity equal to or greater than the Weighted Average Life to Maturity of, the Indebtedness being extended, refinanced, renewed, replaced defeased or refunded;

(3)          if the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded is subordinated in right of payment to the notes, such Permitted Refinancing Indebtedness has a final maturity date later than the final maturity date of, and is subordinated in right of payment to, the notes on terms at least as favorable to the Holders of notes as those contained in the documentation governing the Indebtedness being extended, refinanced, renewed, replaced defeased or refunded; and

(4)          such Indebtedness is incurred either by Trico or by the Restricted Subsidiary who is the obligor on the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded.

"Person" means any individual, corporation, partnership, joint venture, association, joint-stock company, trust, unincorporated organization, limited liability company or government or other entity.

"Productive Assets" means vessels or other assets (other than assets that would be classified as current assets in accordance with GAAP) of the kind used or usable by Trico or its Restricted Subsidiaries in the business of providing marine support vessels and related services to the oil and gas industry (or any business that is reasonably complementary or related thereto as determined in good faith by Trico's Board of Directors). Pursuant to the covenant entitled "Assets Sales," any Net Proceeds applied to the acquisition of Productive Assets pursuant to any binding agreement to construct any new marine vessel useful in Trico's or any of its Restricted Subsidiaries' business, shall be deemed to have been applied for such purpose within such 365-day period described therein so long as such Net Proceeds are so applied within 18 months of the effective date of such agreement, but not later than two years after the date of receipt of such Net Proceeds.

"Restricted Investment" means an Investment other than a Permitted Investment.

"Restricted Subsidiary" of a Person means any Subsidiary of the referent Person that is not an Unrestricted Subsidiary.

"Significant Subsidiary" means any Subsidiary that would be a "significant subsidiary" as defined in Article 1, Rule 1-02 of Regulation S-X, promulgated pursuant to the Securities Act, as such Regulation is in effect on the date hereof.

"Stated Maturity" means, with respect to any installment of interest or principal on any series of Indebtedness, the date on which the payment of interest or principal was scheduled to paid in the original documentation governing such Indebtedness, and will not include any contingent obligations to repay, redeem or repurchase any such interest or principal prior to the date originally scheduled for the payment thereof.

"Subsidiary" means, with respect to any specified Person:

(1)          any corporation, association or other business entity of which more than 50% of the total voting power of shares of Capital Stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees of the corporation, association or other business entity is at the time owned or controlled, directly or indirectly, by that Person or one or more of the other Subsidiaries of that Person (or a combination thereof); and

(2)          any partnership (a) the sole general partner or the managing general partner of which is such Person or a Subsidiary of such Person or (b) the only general partners of which are that Person or one or more Subsidiaries of the Person (or any combination thereof).

"Unrestricted Subsidiary" means any Subsidiary of Trico or any successor to any of them, that is designated by the Board of Directors as an Unrestricted Subsidiary pursuant to a Board Resolution, but only to the extent that such Subsidiary:

(1)          has no Indebtedness other than Non-Recourse Debt;

(2)          is not party to any agreement, contract, arrangement or understanding with Trico or any Restricted Subsidiary of Trico unless the terms of any such agreement, contract, arrangement or understanding are no less favorable to Trico or such Restricted Subsidiary than those that might be obtained at the time from Persons who are not Affiliates of Trico;

(3)          is a Person with respect to which neither Trico nor any of its Restricted Subsidiaries has any direct or indirect obligation (a) to subscribe for additional Equity Interests or (b) to maintain or preserve such Person's financial condition or to cause such Person to achieve any specified levels of operating results; and

(4)          has not guaranteed or otherwise directly or indirectly provided credit support for any Indebtedness of Trico or any of its Restricted Subsidiaries.

Any designation of a Subsidiary of Trico as an Unrestricted Subsidiary will be evidenced to the trustee by filing with the trustee a certified copy of the Board Resolution giving effect to such designation and an officers' certificate certifying that such designation complied with the preceding conditions and was permitted by the covenant described above under the caption "—Certain Covenants—Restricted Payments." If, at any time, any Unrestricted Subsidiary would fail to meet the preceding requirements as an Unrestricted Subsidiary, it will thereafter cease to be an Unrestricted Subsidiary for purposes of the indenture and any Indebtedness of such Subsidiary will be deemed to be incurred by a Restricted Subsidiary of Trico as of such date and, if such Indebtedness is not permitted to be incurred as of such date under the covenant described under the caption "—Certain Covenants—Incurrence of Indebtedness and Issuance of Preferred Stock," Trico will be in default of such covenant. The Board of Directors of Trico may at any time designate any Unrestricted Subsidiary to be a Restricted Subsidiary; provided that such designation will be deemed to be an incurrence of Indebtedness by a Restricted Subsidiary of Trico of any outstanding Indebtedness of such Unrestricted Subsidiary and such designation will only be permitted if (1) such Indebtedness is permitted under the covenant described under the caption "—Certain Covenants—Incurrence of Indebtedness and Issuance of Preferred Stock," calculated on a pro forma basis as if such designation had occurred at the beginning of the four-quarter reference period; and (2) no Default or Event of Default would be in existence following such designation.

"Vessel Financing" means any financing obtained by any Financing Subsidiary form a governmental or quasi-governmental entity to acquire liftboats and other marine equipment (including related supplies); provided that:

(1)          such financing is on terms more favorable than would otherwise be available to Trico from a non-governmental financing source at the time of such financing; and

(2)          Trico and its Restricted Subsidiaries have no obligation with respect to such financing other than pursuant to a Guarantee that was treated was in Investment for purposes of this indenture.

"Voting Stock" of any Person as of any date means the Capital Stock of such Person that is at the time entitled to vote in the election of the Board of Directors of such Person.

"Weighted Average Life to Maturity" means, when applied to any Indebtedness at any date, the number of years obtained by dividing:

(1)          the sum of the products obtained by multiplying (a) the amount of each then remaining installment, sinking fund, serial maturity or other required payments of principal, including payment at final maturity, in respect of the Indebtedness, by (b) the number of years (calculated to the nearest one-twelfth) that will elapse between such date and the making of such payment; by

(2)          the then outstanding principal amount of such Indebtedness.

CERTAIN UNITED STATES FEDERAL TAX CONSIDERATIONS

           The following discussion is a summary of the material United States federal income tax consequences relevant to the exchange of the outstanding notes pursuant to this exchange offer and the ownership and disposition of the exchange notes, but does not purport to be a complete analysis of all potential tax effects.  The discussion is based upon the Internal Revenue Code of 1986, as amended (the "Code"), United States Treasury Regulations issued thereunder, Internal Revenue Service rulings and pronouncements and judicial decisions now in effect, all of which are subject to change at any time.  Any such change may be applied retroactively in a manner that could adversely affect a holder of the notes.  This discussion does not address all of the United States federal income tax consequences that may be relevant to a holder in light of such holder's particular circumstances or to holders subject to special rules, such as certain financial institutions, U.S. expatriates, insurance companies, dealers in securities or currencies, traders in securities, holders whose functional currency is not the U.S. dollar, tax-exempt organizations and persons holding the notes as part of a "straddle," "hedge," "conversion transaction" or other integrated transaction.  Moreover, the effect of any applicable state, local or foreign tax laws is not discussed.  The discussion deals only with notes held as "capital assets" within the meaning of Section 1221 of the Code.

           We have not sought and will not seek any rulings from the Internal Revenue Service (the "IRS") with respect to the matters discussed below.  There can be no assurance that the IRS will not take a different position concerning the tax consequences of the purchase, ownership or disposition of the notes or that any such position would not be sustained. If a partnership or other entity taxable as a partnership holds the notes, the tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership.

You should consult your tax advisors as to the particular tax considerations to you of the acquisition, ownership and disposition of the notes, including the effect and applicability of local, state or foreign tax laws.

Federal Income Tax Consequences of the Exchange Offer

           The exchange of the outstanding notes for the exchange notes in the exchange offer will not be treated as an "exchange"for federal income tax purposes, because the exchange notes will not be considered to differ materially in kind or extent from the outstanding notes.  Accordingly, the exchange of outstanding notes for exchange notes will not be a taxable event to holders for federal income tax purposes.  Moreover, the exchange notes will have the same tax attributes as the outstanding notes and the same tax consequences to holders as the outstanding notes have to holders, including without limitation, the same issue price, adjusted issue price, adjusted tax basis and holding period.  Therefore, references to "notes"apply equally to the exchange notes and the outstanding notes.

Tax Consequence to U.S. Holders

For purposes of this discussion, a "U.S. Holder" means a holder of a note that is any of the following:

(i)            an individual who is a citizen or resident (as defined in Section 7701(b) of the Code) of the United States for U.S. federal income tax purposes;

(ii)           a corporation (or an entity treated as a corporation) created or organized in or under the laws of the United States or any state or the District of Columbia;

(iii)          an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

(iv)          a trust if (A) a U.S. court is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or (B) it has a valid election in effect under applicable Treasury Regulation to be treated as a U.S. person.

The Notes

Treatment of Interest.

Stated interest on the notes will be taxable to a U.S. Holder as ordinary income as the interest accrues or is paid (in accordance with the U.S. Holder's method of tax accounting).

We are obligated to pay additional interest on the notes to the holders under certain circumstances described under "Description of the Notes — Registration Rights; Liquidated Damages."  We intend to treat the possibility that such payments will be made as a remote or incidental contingency, within the meaning of the applicable Treasury Regulations, and therefore, we believe that this possibility will not affect the determination of the yield to maturity on the notes upon their issuance.  In the unlikely event that an additional amount becomes due on the notes, we believe U.S. Holders will be taxable on such amount at the time it accrues or is received (in accordance with the U.S. Holder's method of tax accounting).  As described under "Description of Notes — Repurchase at the Option of Holders; Change of Control,"under certain circumstances, the holders of the notes will have the right to require us to purchase their notes at a price in excess of the aggregate principal amount, plus accrued interest.  We intend to take the position that the likelihood of any such repurchase is remote and do not intend to treat the possibility as affecting the yield and maturity of the notes.  Our determination that the possibilities of a repurchase at the option of the Holders on the repayment of additional interest are remote is binding on each U.S. Holder unless the holder explicitly discloses to the IRS that its determination is different than ours in the manner required by the applicable Treasury Regulations.  Our determination is not binding on the IRS, which may take a different position that could affect the timing of both a U.S. Holder's income and our deduction with respect to such additional payments and could also affect the character of any gain or loss on the disposition of the note.

Sale, Exchange or Retirement of a Note.

Each U.S. Holder generally will recognize capital gain or loss upon a sale, exchange (other than for an exchange note) or retirement of a note measured by the difference, if any, between (i) the amount of cash and the fair market value of any property received (except to the extent that the cash or other property received in respect of a note is attributable to the payment of accrued interest on the note not previously included in income, which amount will be taxable as ordinary income) and (ii) the holder's adjusted tax basis in the note.  The gain or loss will be long-term capital gain or loss if the note has been held for more than one year at the time of the sale, exchange or retirement.  The deductibility of capital losses is subject to limitations.

Prospective investors should be aware that the resale of a note may be affected by the "market discount" rules of the Code, under which a portion of any gain realized on the retirement or other disposition of a note by a subsequent holder that acquires the note at a market discount generally would be treated as ordinary income to the extent of the market discount that accrues while that holder holds the note.

Information Reporting and Backup Withholding

A U.S. Holder of a note may be subject, under certain circumstances, to information reporting and "backup withholding"at a rate of up to 30% with respect to certain "reportable payments,"including interest on or principal (and premium, if any) of a note and the gross proceeds from a disposition of a note.  The backup withholding rules apply if the holder, among other things, (i) fails to furnish a social security number or other taxpayer identification number ("TIN") certified under penalties of perjury within a reasonable time after the request therefor, (ii) furnishes an incorrect TIN, (iii) fails to properly report the receipt of interest or dividends, or (iv) under certain circumstances, fails to provide a certified statement, signed under penalties of perjury, that the TIN furnished is the correct number and that the holder is not subject to backup withholding.  Backup withholding will not apply with respect to payments made to certain holders, including corporations and tax-exempt organizations, provided their exemptions from backup withholding are properly established.  We will report annually to the IRS and to each U.S. Holder of a note the amount of any "reportable payments"and the amount of tax withheld, if any, with respect to those payments.

Any amounts withheld under the backup withholding rules from a payment to a U.S. Holder will be allowed as a refund or as a credit against the U.S. Holder's U.S. federal income tax liability, provided the requisite procedures are followed.

Tax Consequences to Non-U.S. Holders

The following general discussion is limited to certain U.S. federal income tax consequences to a purchaser of a note that is a "Non-U.S. Holder."  As used herein, a "Non-U.S. Holder"is a beneficial owner of a note, that, for U.S. federal income tax purposes, is not a U.S. Holder.  For purposes of the withholding tax discussed below (other than backup withholding), a Non-U.S. Holder includes a nonresident fiduciary of an estate or trust.  For purposes of the discussion below, interest and gain on the sale, exchange or other disposition of the notes will be considered to be "U.S. trade or business income"if such income or gain is:

  effectively connected with the conduct of a U.S. trade or business; or

 in the case of a treaty resident, attributable to a U.S. permanent establishment (or, in the case of an individual, a fixed base) in the United States.

The Notes

U.S. Federal Withholding Tax.

The 30% U.S. federal withholding tax (or, if applicable, a lower treaty rate) will not apply to any payment of principal, interest, or premium made to a Non-U.S. Holder provided that:

  the Non‑U.S. Holder does not actually or constructively own 10% or more of the total combined voting power of all classes of our stock;

  the Non‑U.S. Holder is not a controlled foreign corporation that is related to us through stock ownership; or

  the Non‑U.S. Holder is not a bank whose receipt of interest on the notes is pursuant to a loan agreement entered into in the ordinary course of business.

In each case, (a) a Non‑U.S. Holder must provide its name and address on an IRS Form W-8BEN (or successor form), and certify, under penalty of perjury, that it is not a U.S. Person, or (b) a financial institution holding the notes on a Non‑U.S. Holder's behalf certifies, under penalty of perjury, that it has received an IRS Form W-8BEN (or successor form) from the beneficial owner and provides us with a copy.

If you cannot satisfy the requirements described above, payments of premium and interest made to you will be subject to the 30% U.S. federal withholding tax, unless you provide us with a properly executed (1) IRS Form W-8BEN (or successor form) claiming an exemption from (or reduction of) withholding under the benefit of a tax treaty, or (2) IRS Form W-8ECI (or successor form) stating that interest paid on the note is not subject to withholding tax because it is effectively connected with your conduct of a trade or business in the United States.

Payments of additional interest described under "Description of Notes — Exchange Offer; Registration Rights,"may be subject to United States federal withholding tax.  We intend to withhold tax at a rate of 30% on any payment of such interest made to the Non‑U.S. Holders unless we receive an IRS Form W‑8BEN (or successor form) or an IRS Form W‑8ECI (or successor form) from the Non‑U.S. Holder claiming, respectively, that such payments are subject to reduction or elimination of withholding under an applicable treaty or that such payments are effectively connected with the holder's conduct of a trade or business in the United States.  If we withhold tax from any payment of additional interest made to a Non‑U.S. Holder and such payment were determined not to be subject to United States federal tax, a Non‑U.S. Holder would be entitled to a refund of any tax withheld.

Sale or Exchange of Notes

A non-United States Holder will generally not be subject to United States federal income tax or withholding tax on gain recognized on the sale, exchange, redemption, retirement or other disposition of a note. However, a non-United States Holder may be subject to tax on such gain if such holder is an individual who was present in the United States for 183 days or more in the taxable year of the disposition and certain other conditions are met, in which case such holder may have to pay a United States federal income tax of 30% (or, if applicable, a lower treaty rate) on such gain.

If interest or gain from a disposition of the notes is effectively connected with a non-United States Holder's conduct of a United States trade or business, or if an income tax treaty applies and the non-United States Holder maintains a United States "permanent establishment" to which the interest or gain is generally attributable, the non-United States Holder may be subject to United States federal income tax on the interest or gain on a net basis in the same manner as if it were a United States Holder. If interest income received with respect to the notes is taxable on a net basis, the 30% withholding tax described above will not apply (assuming an appropriate certification is provided). A foreign corporation that is a holder of a note also may be subject to a branch profits tax equal to 30% of its effectively connected earnings and profits for the taxable year, subject to certain adjustments, unless it qualifies for a lower rate under an applicable income tax treaty. For this purpose, interest on a note or gain recognized on the disposition of a note will be included in earnings and profits if the interest or gain is effectively connected with the conduct by the foreign corporation of a trade or business in the United States.

Treatment of the Notes for United States Federal Estate Tax Purposes.

Notes held (or treated as held) by an individual who is a Non-U.S. Holder at the time of his or her death will not be subject to U.S. federal estate tax, provided that, at the time of death, the Non-U.S. Holder does not actually or constructively own 10% or more of the total combined voting power of all classes of our stock and payments of interest on such notes would not have been considered U.S. trade or business income.

Information Reporting Requirements and Backup Withholding Tax

We will, when required, report to the IRS and to each Non-U.S. Holder the amount of any interest paid on the notes in each calendar year, and the amount of tax withheld, if any, with respect to such payments.

In general, you will not be subject to information reporting and backup withholding with respect to payments that we make to you provided that we do not have actual knowledge that you are a U.S. Person and we have received from you the statement described above under "U.S. Federal Withholding Tax."

Information reporting requirements and backup withholding generally will not apply to any payments of the proceeds of the sale of a note effected outside the U.S. by a foreign office or a foreign broker (as defined in applicable Treasury regulations).  However, unless such broker has documentary evidence in its records that the beneficial owner is a Non‑U.S. Holder and certain other conditions are met, or the beneficial owner otherwise establishes an exemption, information reporting (but not backup withholding) will apply to any such payments effected outside the U.S. by such a broker if it (1) derives 50% or more of its gross income for certain periods from the conduct of a trade or business in the U.S.; (2) is a controlled foreign corporation for U.S. federal income tax purposes; or (3) is a foreign partnership that, at any time during its taxable year, has 50% or more of its income or capital interests owned by U.S. persons or is engaged in the conduct of a U.S. trade or business.

In addition, you will generally not be subject to information reporting and backup withholding with respect to the proceeds of the sale of a note effected by the U.S. office of a broker, if the payor receives the statement described above and does not have actual knowledge that you are a U.S. Person, or you otherwise establish an exemption.

Any amounts withheld under the backup withholding rules will be allowed as a refund or credit against your U.S. federal income tax liability provided that the required information is furnished to the IRS.

PLAN OF DISTRIBUTION

            Each broker-dealer that receives exchange notes for its own account in exchange for outstanding notes that it acquired as a result of market-making activities or any other trading activities must acknowledge that it will deliver a prospectus together with any resale of those exchange notes.  This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in the resales of such exchange notes.  We have agreed that for a period of up to 180 days after the consummation of the exchange offer, we will make this prospectus, as amended or supplemented, available to any participating broker-dealer for use in any such resale.

            We will not receive any proceeds from any sale of exchange notes by broker-dealers or any other persons. Exchange notes received by broker-dealers for their own account pursuant to the exchange offer may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the exchange notes or a combination of such methods of resale, at market prices prevailing at the time of resale, at prices related to such prevailing market prices or negotiated prices. Any such resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any such broker-dealer and/or the purchasers of any such exchange notes. Any broker-dealer that resells exchange notes that of those exchange notes may be deemed to be an "underwriter" within the meaning of the Securities Act and any profit on any such resale of exchange notes and any commissions or concessions received by any such persons may be deemed to be underwriting compensation under the Securities Act. The letter of transmittal states that by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act.

LEGAL MATTERS

The validity of the exchange notes will be passed upon for us by Jones, Walker, Waechter, Poitevent, Carrére & Denégre, L.L.P., New Orleans, Louisiana.

EXPERTS

The Company's consolidated balance sheets as of December 31, 2000 and 2001 and the consolidated statements of income, stockholders' equity and cash flows for the three years ended December 31, 2001, incorporated in this prospectus and the Registration Statement of which this prospectus forms a part by reference to the Company's Current Report on Form 8-K dated July 31, 2002, have been so incorporated herein on the reliance of the report of PricewaterhouseCoopers LLP, independent accountants, given upon the authority of that firm as experts in accounting and auditing.

AVAILABLE INFORMATION AND INCORPORATION BY REFERENCE

This prospectus is part of a registration statement on Form S-4 that we have filed with the Securities and Exchange Commission (the "SEC").  You should rely only on information incorporated by reference or provided in this prospectus.  We have not authorized anyone else to provide you with different information.  We are not making an offer of these securities in any state where the offer is not permitted.  You should not assume that the information in this prospectus is accurate as of any date other than the date on the front cover of those documents.

We are subject to the informational requirements of the Securities Exchange Act of 1934 (the "Exchange Act") and file reports and other information with the SEC. These reports and other information filed with the SEC can be inspected, and copies may be obtained, at the Public Reference Room of the SEC, 450 Fifth Street, NW, Washington, D.C. 20549, at prescribed rates, as well as at the following regional offices of the SEC: Seven World Trade Center, New York, New York 10048; and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511.  Information on the operation of the Public Reference Room of the SEC may be obtained by calling the SEC at 1-800-SEC-0330. The SEC also maintains a web site (http://www.sec.gov) that contains reports, proxy and information statements and other information that we have filed electronically with the SEC.

The SEC allows the "incorporation by reference" of information filed with them, which means we can disclose important information to you by referring you to those documents. The information included in the following documents is incorporated by reference and is considered to be a part of this prospectus. The most recent information that we file with the SEC automatically updates and supersedes older information.  We have previously filed the following documents with the SEC and we are incorporating them by reference into this prospectus.

1.	Our Annual Report on Form 10-K for the fiscal year ended December 31, 2001;
2.	Our Quarterly Report on Form 10-Q for the quarter ended March 31, 2002; and
3.	Our Current Reports on Form 8-K dated February 15, 2002, April 29, 2002, May 17, 2002, May 29, 2002 and July 31, 2002.

We also incorporate by reference all documents which we may file with the SEC after the date of this prospectus and prior to the termination of any offering of securities offered by this prospectus under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act.

At your request, we will provide you with a free copy of any of these filings (except for exhibits, unless the exhibits are specifically incorporated by reference into the filing) and any of the documents incorporated by reference into this prospectus, including the indenture and registration rights agreement. You may request copies of these documents by contacting us at the following address and telephone number:

Trico Marine Services, Inc.
250 North American Court
Houma, Louisiana 70363
(985) 851-3833
Attention:  Corporate Secretary

PART II:  INFORMATION NOT REQUIRED IN THE PROSPECTUS

 Item 20.   Indemnification of Directors and Officers.

Section 145 of the Delaware General Corporation Law provides that a corporation may indemnify its directors and officers in a variety of circumstances, which may include liabilities under the Securities Act of 1933, as amended (the "Securities Act").  In addition, the Registrant's bylaws provide for the indemnification of directors and officers against expenses and liabilities incurred in connection with defending actions brought against them for negligence or misconduct in their official capacities.  The Registrant also has indemnity agreements with each of its directors that provide for indemnification of such directors.  The Registrant has purchased insurance permitted by the Delaware General Corporation Law on behalf of directors and officers, which may cover liabilities under the Securities Act

Item 21.   Exhibits

(a)         Exhibits

5.1	Opinion of Jones, Walker, Waechter, Poitevent, Carrere & Denegre, L.L.P. regarding the validity of the exchange notes.

8.1	Opinion of Jones, Walker, Waechter, Poitevent, Carrere & Denegre, L.L.P. regarding tax matters.

23.1	Consent of PricewaterhouseCoopers LLP.

23.2	Consent of Jones, Walker, Waechter, Poitevent, Carrere & Denegre, L.L.P. (included in Exhibits 5.1 and 8.1).

24.1	Power of Attorney (included on the signature page of this registration statement).

25.1	Statement of eligibility of trustee.

99.1	Form of Letter of Transmittal.

99.2	Form of Notice of Guaranteed Delivery.

Item 22.                      Undertakings.

The undersigned registrants hereby undertake:

(a)          (1)    To file, during any period in which offers or sales are being made, a post- effective amendment to this registration statement:

(A)       To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933.

(B)        To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in the volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee "table in the effective registration statement.

(C)       To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2)       That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)       To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the exchange offer.

(b)    For purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Exchange Act that is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c)     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described under Item 20 or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(d)    To respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11, or 13 of this Form, within one business day of the receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

(e)     To supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

SIGNATURES

                Pursuant to the requirements of the Securities Act, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Houma, State of Louisiana, on July 31, 2002.

TRICO MARINE SERVICES, INC.

By:             /s/ Thomas E. Fairley
                      Thomas E. Fairley
        President and Chief Executive Officer

                KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears immediately below constitutes and appoints Thomas E. Fairley, Ronald O. Palmer or Victor M. Perez, or any one of them, his true and lawful attorney-in-fact and agent, with full power of substitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement, and to file the same with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent or his substitute or substitutes may lawfully do or cause to be done by virtue hereof.

                Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signatures	Title	Date

/s/ Thomas E. Fairley	Director, President and Chief	July 31, 2002
Thomas E. Fairley	Executive Officer

/s/ Ronald O. Palmer	Chairman of the Board	July 31, 2002
Ronald O. Palmer

/s/ Victor M. Perez	Vice President, Chief Financial	July 31, 2002
Victor M. Perez	Officer and Treasurer (Principal Financial Officer)

/s/ Kim Stanton	Controller (Principal
Kim Stanton	Accounting Officer)	July 31, 2002

/s/ Banjamin F. Bailar	Director	July 31, 2002
Benjamin F. Bailar

/s/ H. K. Acord	Director	July 31, 2002
H. K. Acord

/s/ James C. Comis III	Director	July 31, 2002
James C. Comis III

/s/ Edward C. Hutcheson, Jr.	Director	July 31, 2002
Edward C. Hutcheson, Jr.

/s/ Robert N. Sheehy, Jr.	Director	July 23, 2002
Robert N. Sheehy, Jr.

SIGNATURES

                Pursuant to the requirements of the Securities Act, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Houma, State of Louisiana, on July 31, 2002.

TRICO MARINE OPERATORS, INC.

By:       /s/ Thomas E. Fairley
                Thomas E. Fairley
        President and Chief Executive Officer

                KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears immediately below constitutes and appoints Thomas E. Fairley, Ronald O. Palmer or Victor M. Perez, or any one of them, his true and lawful attorney-in-fact and agent, with full power of substitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement, and to file the same with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent or his substitute or substitutes may lawfully do or cause to be done by virtue hereof.

                Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signatures	Title	Date

/s/ Thomas E. Fairley	Director, President and Chief	July 31, 2002
Thomas E. Fairley	Executive Officer

/s/ Ronald O. Palmer	Executive Vice President	July 31, 2002
Ronald O. Palmer

/s/ Victor M. Perez	Vice President, Chief Financial	July 31, 2002
Victor M. Perez	Officer and Treasurer (Principal Financial Officer)

/s/ Kim Stanton	Controller (Principal	July 31, 2002
Kim Stanton	Accounting Officer)

SIGNATURES

                Pursuant to the requirements of the Securities Act, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Houma, State of Louisiana, on July 31, 2002.

TRICO MARINE ASSETS, INC.

By:          /s/ Thomas E. Fairley
                Thomas E. Fairley
        President and Chief Executive Officer

                KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears immediately below constitutes and appoints Thomas E. Fairley, Ronald O. Palmer or Victor M. Perez, or any one of them, his true and lawful attorney-in-fact and agent, with full power of substitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement, and to file the same with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent or his substitute or substitutes may lawfully do or cause to be done by virtue hereof.

                Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signatures	Title	Date

/s/ Thomas E. Fairley	President and Chief Executive	July 31, 2002
Thomas E. Fairley	Officer

/s/ Ronald O. Palmer	Director and Executive Vice	July 31, 2002
Ronald O. Palmer	President

/s/ Victor M. Perez	Vice President, Chief Financial	July 31, 2002
Victor M. Perez	Officer and Treasurer (Principal Financial Officer)

/s/ Kim Stanton	Controller (Principal	July 31, 2002
Kim Stanton	Accounting Officer)